March 20, 2023 Management Information Circular 20 23 Exhibit 99.2

Dunheved Road Upgrade Werrington NSW, Australia

Table of Contents Invitation to Shareholders Notice of Meeting General Information About Voting Business of the Meeting 1 Financial Statements 2 Election of Directors 3 Appointment of Auditor 4 Nonbinding Advisory Vote on Executive Compensation Nominees for Election to the Board of Directors Description of Nominees Additional Information about Directors Director Compensation Components of Compensation Director Equity Ownership Directors’ Total Compensation for 202 2 Statement Of Corporate Governance Practices Composition of Our Board Director Competencies Matrix Board of Directors Information Role and Duties of the Board of Directors Serving on Our Board Committee Reports Audit and Risk Committee Corporate Governance and Compensation Committee Sustainability and Safety Committee Sustainability Shareholder Engagement Executive Compensation Overview Performance and Compensation Summary Compensation Discussion and Analysis 2022 Compensation Details Employment Agreements Additional Information Schedule A Overview of Stantec's Long - Term Incentive Plan 3 4 6 8 13 13 13 14 14 15 15 22 24 25 26 28 29 30 33 34 34 35 39 39 41 42 45 47 48 48 50 65 67 70 72 72

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Invitation to Shareholders Dear Fellow Shareholder: The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow: Date : Time : Place : Thursday, May 11, 2023 10:30 AM (MDT) Virtual Meeting via live audio webcast online at https://web.lumiagm.com/233039346 Meeting ID: 233 - 039 - 346 Password: stantec2023 (case sensitive) This year, Stantec will hold a virtual - only meeting. We have followed this format for the past two years. Using virtual meeting capabilities, you or your proxyholder will be able to engage in real time voting and interact with the board and management. As a shareholder, you have the right to vote your shares on all matters that come before the meeting. Your vote is important and we facilitate voting by allowing you to vote by proxy at any time prior to the meeting. We encourage you to do so and have enabled voting online, by phone, or by mail. You can also vote by attending the virtual meeting by logging in online at https://web.lumiagm.com/233039346 . Please refer to the instructions in the section titled How to attend the virtual meeting beginning on page 9 in the accompanying Management Information Circular for further details. The circular provides details about all matters that come before the meeting, such as information about our director nominees and their compensation, our auditor, our corporate governance practices, and our executive compensation program. Further information regarding the meeting, along with a virtual meeting guide and all of our meeting materials are available on our website at stantec.com and under our profile on SEDAR at sedar.com and on EDGAR at sec.gov. Please return your voting instructions as soon as possible to ensure that your vote is recorded. Thank you for your continuing support. Sincerely, Douglas K. Ammerman, Chair Board of Directors Gordon A. Johnston, P.Eng. President & CEO 2023 Management Information Circular March 20, 2023 3 Stantec Inc.

Notice of Annual General Meeting and of Availability of Proxy Materials Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting: When: Thursday, May 11, 2023 10:30 AM (MDT) Where: Virtual meeting via live audio webcast online at https://web.lumiagm.com/233039346 Meeting ID: 233 - 039 - 346 Password: stantec2023 (case sensitive) The meeting will be held to address the following business: Business of the Meeting For more information 1 Receive Stantec’s financial statements for the year ended December 31, 2022, together with the auditor’s report on those statements Page 13 of the Circular and Stantec’s 2022 Annual Report 2 Elect each of the directors of Stantec to hold office until the end of the next annual meeting or until their successors are appointed Pages 13 and 15 of the Circular 3 Appoint the auditor of Stantec and authorize the directors to fix the auditor’s remuneration Page 14 of the Circular 4 Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation Page 14 of the Circular 5 Transact any other business as may properly be brought before the meeting The board has fixed the close of business on March 20, 2023, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice. Notice - and - Access As permitted by Canadian securities regulators, Stantec is using the “notice - and - access” mechanism for delivery of its Management Information Circular (“Circular”) for our annual general meeting to both registered and beneficial shareholders. This means that our Circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our Circular online and how to request a paper copy. Notice - and - access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. WHERE YOU CAN ACCESS THE CIRCULAR On our website: stantec.com under Investors // Financial Reports & Filings On our profile on SEDAR: sedar.com On our profile on EDGAR: sec.gov/edgar It is very important that you read the Circular carefully before voting your shares. Voting Please note that you cannot vote by returning this Notice. Enclosed with this Notice, you will find a form of proxy or a voting instruction form that you can use to vote your shares of Stantec. You may vote your shares online, by phone or mail. Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods. 2023 Management Information Circular March 20, 2023 4 Stantec Inc.

Registered shareholders: Computershare must receive your proxy form, or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 9, 2023. Beneficial shareholders: Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by Computershare before 10:30 AM (MDT) on Tuesday, May 9, 2023. Please refer to your voting instruction form for more information. How to request a paper copy of the Circular Upon request, Stantec will provide a paper copy of the Circular to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR. Here is how you can request a paper copy: Before the meeting If your request is made before the date of the meeting, the Circular will be sent to you within three business days of receipt of your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Monday, May 1, 2023 (this factors the three - business day period for processing requests as well as typical mailing times). Registered Shareholders Beneficial Shareholders Call Computershare’s fulfillment service line at 1 - 866 - 962 - 0498. Call Broadridge’s fulfillment service line at 1 - 877 - 907 - 7643. Please note that you will be asked to provide the 15 - digit control Please note that you will be asked to provide the 16 - digit control number indicated on your form of proxy. number indicated on your voting instruction form. After the meeting If the request is made on or after May 11, 2023, the Circular will be sent to you within ten calendar days of receiving your request. Call 1 - 844 - 916 - 0609 for a copy of the Circular. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. If you have any questions regarding this Notice, notice - and - access, or the meeting, please call • Computershare at 1 - 800 - 564 - 6253 (if you are a registered shareholder) or • Broadridge at 1 - 844 - 916 - 0609 (if you are a beneficial shareholder) By order of the board of directors, Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 20, 2023 2023 Management Information Circular March 20, 2023 5 Stantec Inc.

2023 Management Information Circular March 20, 2023 6 Stantec Inc. General Information You have received this Circular because you owned common shares of Stantec Inc. as of the close of business on March 20, 2023 (the "Record Date") and are entitled to notice of and vote at our annual general meeting of shareholders on Thursday, May 11, 2023 (or a reconvened meeting if the meeting is postponed or adjourned). This Circular and other securityholder materials are being sent to both registered and beneficial owners of Stantec’s common shares. If you are a beneficial shareholder, and Stantec’s agent has sent these materials directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Please note that we are holding a virtual only meeting to facilitate ease of participation by shareholders. Management is soliciting your proxy for the meeting, and the costs for doing so (including costs to mail materials to our beneficial shareholders via their intermediaries) are borne by Stantec. In addition to soliciting proxies by mail, Stantec may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by Stantec. In this Circular, unless otherwise noted or the context otherwise requires, references to “we”, “us”, “our”, “Stantec” or the “Company” refer to Stantec Inc. “You”, “your” and “shareholder” refer to holders of Stantec’s common shares. The “board of directors” or “board” refer to the board of directors of Stantec Inc. You will find additional information regarding our business in our Annual Information Form for the fiscal year ended December 31, 2022, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2022. Copies of these documents along with our other public documents are available on our website at stantec.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at sec.gov. Unless stated otherwise, the information provided in this Circular is given as of March 20, 2023, and all dollar amounts are expressed in Canadian dollars. Notice - and - Access As permitted by Canadian securities regulators, Stantec is utilizing notice - and - access to deliver this Circular to both registered and beneficial shareholders. “Notice - and - access” is a set of rules that allows issuers to post electronic versions of proxy - related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice - and - access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the meeting. However, instead of receiving a paper copy of the meeting materials, shareholders receive a notice which contains information on how they may access the materials online and how to request a paper copy. The use of notice - and - access directly benefits Stantec by substantially reducing our printing and mailing costs and is more environmentally friendly. Shares eligible to vote As of March 20, 2023, the Company had 110,971,673 common shares issued and outstanding. Each share carries the right to one vote on each matter that comes before the meeting.

2023 Management Information Circular March 20, 2023 7 Stantec Inc. Principal shareholders To the knowledge of the Company, the only shareholder that beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of Stantec’s common shares is as follows: Name of Holder Number of Voting Securities Owned Percentage of Outstanding Voting Securities Owned Mackenzie Financial Corporation (1) 13,477,519 12.17% (1) Information as at December 31, 2022, based on Schedule 13G/A filed by Mackenzie Financial Corporation on January 27, 2023. Your Vote Is Important As a shareholder, it is very important that you read the following information on how to vote your shares and then vote your shares, either by proxy or by attending the meeting virtually.

About Voting Who can vote You are entitled to vote at the meeting if you held common shares of Stantec at the close of business on March 20, 2023. Shareholders will vote on three items of business and any other matters that may properly come before the meeting. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve each matter to be considered at the meeting. How to vote your shares in advance Voting your shares in advance of the meeting is the easiest way to vote. The voting process is different depending on whether you are a registered or non - registered (beneficial) shareholder. You are a registered shareholder if your shares are held in your name. You are a beneficial shareholder if your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares. If you are not sure whether you are a registered shareholder, please contact Stantec’s transfer agent, Computershare, at 1 - 800 - 564 - 6253 (North America) or 1 - 514 - 982 - 7555 (International). How to vote in advance – Registered Shareholders As a registered shareholder, you have received a form of proxy. Voting by proxy means that you appoint a person or entity (your proxyholder) to attend the meeting and vote your shares in accordance with your instructions. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf. Please refer to the section titled Appointing a proxyholder to vote at the meeting below. If you do not appoint your own proxyholder, Douglas K. Ammerman and Gordon A. Johnston, the Stantec representatives named on the proxy form will act as your proxyholder and will vote your shares according to your instructions. Your proxyholder will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting. How to vote by proxy as a Registered Shareholder Internet Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the online instructions. Phone Call the toll - free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the instructions. Please note: you cannot appoint anyone other than the Stantec representatives named on your proxy form if you vote by telephone. Mail Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided. How to vote in advance – Beneficial Shareholders As a beneficial shareholder, you have received a voting instruction form from your intermediary. Please follow the instructions on your voting instruction form and send your voting instructions to your nominee who will vote for you. If you are a beneficial shareholder, you will likely have an earlier deadline for the return of your voting instruction form, so please be sure to send the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Stantec’s transfer agent, Computershare, before the proxy cut - off. Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge usually mails a scannable voting instruction form that can be completed via phone, mail, or over the Internet at proxyvote.com. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you. 2023 Management Information Circular March 20, 2023 8 Stantec Inc.

How to vote in advance – employees holding shares under the Employee Stock Purchase Plan (“ESPP”) If you hold shares through Stantec’s ESPP in Canada, you can direct Manulife Financial, the plan trustee to vote your employee shares as you instruct. Follow the instructions on your proxy form: How to vote by proxy as an employee shareholder holding shares under the ESPP Internet Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the online instructions. Phone Call the toll - free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the instructions. Please note: you cannot appoint anyone other than the Stantec representatives named on your proxy form if you vote by telephone. Mail Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided. If you hold shares through Stantec’s ESPP in the United States, you will receive a voting instruction form that will contain instructions on how to vote your shares. Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form or voting instruction form is not received according to the procedures above, your employee shares will not be voted at the meeting. Send your voting instructions right away Take some time to read this Circular and then vote your shares. Regardless of which method you choose to vote, we must receive your voting instructions by 10:30 AM (Mountain Daylight Time) on May 9, 2023 to ensure your shares are voted at the meeting. If you are a non - registered (beneficial) shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Stantec’s transfer agent, Computershare. If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. How to attend the virtual meeting Use your smartphone, tablet or computer to attend our virtual meeting. You can attend the meeting as a guest or participate in the meeting online as described below. Virtual meeting checklist Make sure you have the following to access the meeting online: 1. The latest version of Chrome, Safari, Edge or Firefox as your Internet browser 2. The Stantec meeting ID: 233 - 039 - 346 3. The meeting password: stantec2023 (case sensitive) 4. Your user name and/or control number (see below) 2023 Management Information Circular March 20, 2023 9 Stantec Inc.

Attending as a guest Attending the meeting as a guest means you can listen to the meeting, ask questions and engage with management, members of the board, and other shareholders. However, as a guest attendee, you are not able to vote at the meeting. How to log in You should log in at least 30 minutes before the start of the meeting Go to https://web.lumiagm.com/233039346 on your smartphone, tablet or computer. Click “Login” and enter the password: stantec2023 (case sensitive). Click “Guest” and complete the online form. Voting your shares in real time Registered shareholders and duly appointed proxyholders can vote at the meeting, ask questions, and engage with management, members of the board, and other shareholders. How to log in You or your proxyholder should log in at least 30 minutes before the start of the meeting Go to https://web.lumiagm.com/233039346 on your smartphone, tablet or computer. Click “Login” and enter the password: stantec2023 (case sensitive). If you are a registered shareholder, enter the 15 - digit control number on your proxy form as your username. If you are a registered shareholder and you appointed someone else to be your proxyholder (a third party proxyholder), or if you are a non - registered (beneficial) shareholder and you appointed yourself or someone else as your proxyholder, that person will receive an email notification from Computershare with a control number that will also serve as their user name (see below). If you are a registered, beneficial or employee shareholder and you are appointing someone other than the Stantec representatives named in your proxy form or voting instruction form to attend the meeting as your proxyholder, you must register them with Computershare at https://www.computershare.com/Stantec. Detailed instructions for appointing a third - party proxyholder to vote at the meeting are provided below. Appointing a proxyholder to vote at the meeting As a shareholder, you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. You may appoint someone else other than Douglas K. Ammerman and Gordon A. Johnston to represent you at the meeting . Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf. 2023 Management Information Circular March 20, 2023 10 Stantec Inc.

Registered Shareholders and employees holding shares under the ESPP If you want to appoint someone other than the Stantec representatives named in your proxy form to attend the meeting and vote your shares for you, print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Follow the instructions for submitting your form of proxy to Computershare. After you submit your proxy form to Computershare, you MUST register your proxyholder with Computershare. Go to https://www.computershare.com/Stantec by 10:30 AM (MDT) on May 9, 2023 to register your proxyholder and provide the contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a control number. Your proxyholder needs the control number in order to participate in the meeting and vote your shares. Your proxyholder should receive an email notification after 10:30 AM (MDT) on May 9, 2023. Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting. Beneficial Shareholders If you want to participate in the meeting and vote your shares in real time, print your name in the space provided on your voting instruction form to instruct your nominee to appoint yourself as proxyholder. After you submit your voting instruction form to your nominee, you MUST register yourself as a third - party proxyholder. Go to https://www.computershare.com/Stantec by 10:30 AM (MDT) on May 9, 2023 to register yourself and provide your contact information. Computershare requires this information so they can confirm the registration and send you an email notification with a control number. You need the control number in order to participate in the meeting and vote your shares. You should receive your email notification after 10:30 AM (MDT) on May 9, 2023. If you are a beneficial shareholder located in the United States and wish to participate or vote at the meeting, or, if permitted, appoint a third party as your proxyholder, you must follow the instructions provided in the voting instruction form to obtain a valid legal proxy from your intermediary. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint third parties as their proxyholders must be sent by e - mail or by courier to: uslegalproxy@computershare.com (if by e - mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:30 AM (MDT) on May 9, 2023. Once you log in to the meeting, remember to stay connected to the Internet so you can vote when the balloting begins. 2023 Management Information Circular March 20, 2023 11 Stantec Inc.

Changing your vote Registered Shareholders and employees holding shares under the ESPP If you are a registered shareholder and have voted by proxy, you may revoke your proxy in one of several ways: • By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare before 10:30 AM (MDT) on May 9, 2023, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the business day before the date of the reconvened meeting. • By delivering a revocation of proxy to the registered office of Stantec (to the attention of our corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4) any time before 10:30AM (MDT) on May 10, 2023, or, if the meeting is adjourned or postponed, before 10:30 AM (MDT) on the business day before the date of the reconvened meeting. You may also revoke your proxy in any other manner permitted by law. Beneficial Shareholders If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account . However, you are subject to the same time constraints as noted above for registered shareholders . If you are an employee shareholder and have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. However, any new voting instructions will take effect only if received by 10:30 AM (MDT) on May 9, 2023, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second - last business day before the reconvened meeting. Matters you will be voting on You will be voting on • The election of Stantec’s directors • The appointment of Stantec’s auditor • A nonbinding advisory vote on Stantec’s approach to executive compensation. Please see the Business of the Meeting section of this Circular for more information. Other Business As of March 20 , 2023 , no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting . Confidentiality of your vote Under normal conditions, your vote will be kept confidential because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders. 2023 Management Information Circular March 20, 2023 12 Stantec Inc.

2023 Management Information Circular March 20, 2023 13 Stantec Inc. Business of the Meeting 1 Financial Statements Our audited consolidated financial statements for the year ended December 31, 2022, will be placed before the meeting. Our financial statements are contained in our 2022 Annual Report, available on our website at stantec.com and on SEDAR at sedar.com. Our Form 40 - F is available on EDGAR at sec.gov. If you want a free copy of any of these documents, please contact our corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4. 2 Election of Directors Ten directors will stand for election at the meeting. Except for Ms. Chen, all of the nominated directors currently serve on the Company's board. The Nominees for Election to the Board of Directors section of this Circular provides information on each nominees' experience, background, and key competencies. We believe that each person nominated is well qualified to be a director of Stantec. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. The following persons listed in the Nominees for Election to the Board of Directors section of this Circular will be presented for election at the meeting as management’s nominees: Douglas K. Ammerman Martin A. à Porta Shelley A. M. Brown Angeline G. Chen Patricia D. Galloway Robert J. Gomes Gordon A. Johnston Donald J. Lowry Marie - Lucie Morin Celina J. Wang Doka Richard Bradeen, who was first appointed to the board on February 21, 2018, passed away on December 27, 2022. Because Mr. Bradeen served as a director up to the date of his passing, information concerning him appears in other sections of this Circular for the year ended December 31, 2022. Majority Voting Requirement for Directors Stantec is governed by the Canada Business Corporations Act (the "CBCA"). On August 31, 2022, the CBCA was amended to provide that in an uncontested election (where there is only one candidate nominated for each position available on the board), shareholders can vote "for" or "against" each nominee director (instead of "for" or "withhold" under the prior governing regime). Each nominee director must receive a majority of "for" votes to be elected. If a nominee director does not receive a majority of "for" votes, they may not be appointed to the board except in limited circumstances where it is necessary to ensure the board has the requisite number of resident Canadians or independent directors. Incumbent directors who fail to receive majority support are permitted to remain in office for a maximum of 90 days after the meeting until their successor is appointed or elected. We recommend that you vote FOR the election of the nominees listed above. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of each of the nominees.

2023 Management Information Circular March 20, 2023 14 Stantec Inc. 3 Appointment of Auditor The board recommends that PricewaterhouseCoopers LLP ("PwC") be reappointed as our auditor to hold office until the close of the next annual shareholder meeting at remuneration to be fixed by the board. PwC has served as our auditor since June 1, 2021. External Auditors’ Fees The table below presents fees incurred by Stantec for work performed by PwC during the fiscal years ended December 31, 2021 and December 31, 2022. In 2021, Stantec also paid $562,300 in audit, audit - related, and tax fees to Ernst & Young LLP, the Company's prior auditor. Category Note 2022 ($) 2021 ($) Audit fees 1 6,144,700 4,429,400 Audit - related fees 2 - - Tax fees 3 365,900 799,000 All other fees 4 23,300 6,300 Total 6,533,900 5,234,700 1. Audit fees : Audit services provided by PwC for the audit and review of Stantec’s financial statements or services normally provided by PwC in connection with statutory and regulatory filings or engagements, including quarterly reviews, accounting consultation, statutory audit of in - scope subsidiaries and international financial reporting standard consultation . 2. Audit - related fees : These services can include attest services not required by statute or regulation and review engagements . There were no audit - related fees incurred in 2022 and 2021 . 3. Tax fees : Professional services rendered by PwC for income tax compliance and tax advice relating to mergers, acquisitions, financing structures and tax planning . 4. All other fees : Non - audit assurance fees and related services provided by PwC . We recommend that you vote FOR the reappointment of PwC as our auditor to hold office until the close of the next annual shareholder meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the reappointment of PwC as our auditor. 4 Nonbinding Advisory Vote on Executive Compensation In 2022, Stantec held a shareholder advisory vote on the Company’s approach to executive compensation. Of the votes cast, 98.21% approved the Company’s approach. The Company is again providing shareholders the opportunity to cast an advisory vote at the meeting on the Company’s approach to executive compensation, as disclosed in the Executive Compensation Overview section of this Circular (beginning on page 48 ). The Compensation Discussion and Analysis subsection sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec’s performance. We invite any shareholder to forward comments about our approach to executive compensation to Marie - Lucie Morin, chair of the Corporate Governance and Compensation Committee, c/o Stantec Inc., attention to the corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4. At the meeting, shareholders will be asked to vote on the following advisory resolution: Resolved, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in connection with the 2023 annual general meeting of shareholders of the Company. Because this is an advisory vote, the results are not binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and consider them when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting. We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

Nominees for Election to the Board of Directors Description of Nominees The following tables give information as of December 31, 2022, about the nominees for election to the board, including their background and key qualifications relevant to serving on our board. All nominees except Angeline G. Chen are current directors of Stantec. Douglas Ammerman is a retired partner of KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and, during that time, he served as a national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a Bachelor of Arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior. Douglas K. Ammerman Corporate Director Laguna Beach, California, United States Age: 71 Director since 2011 Independent Director Key Qualifications • Public accounting • Public company board experience • Professional services management Board and Committee Attendance During 2022 Board of Directors (chair) 4 of 4 100% Audit and Risk 4 of 4 100% Corporate Governance and Compensation 5 of 5 100% Sustainability and Safety 5 of 5 100% Other Public Board Directorships Fidelity National Financial, Inc. (NYSE – FNF) Audit (chair) Dun & Bradstreet Holdings, Inc. (NYSE – DNB) F&G Annuities & Life, Inc. (NYSE – FG) Audit (chair) Audit (chair) Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $6,139,523 2023 Management Information Circular March 20, 2023 15 Stantec Inc.

Martin à Porta is an experienced executive and consultant with 25 years of experience working in and supporting professional services and industrial companies, including Siemens, where he worked for more than a decade in several progressively senior roles around the world. Most recently, Mr. à Porta served as the President and CEO of Pöyry Plc, an international consulting and engineering company, providing services in power generation, transmission, and distribution; forestry; biorefining and chemicals; mining and metals; infrastructure; water, and environmental services. Mr. à Porta currently provides transformation, growth, and strategic consulting services for a number of companies and serves on the board of directors of UPM Biofore, a leading forest - based bioindustry company based in Helsinki, Finland, and the board of directors of BKW AG, an international energy and infrastructure company offering services in the fields of energy, buildings and infrastructure. He holds a master of science degree in engineering studies from ETH Zurich, Swiss Federal Institute of Technology. Martin A. à Porta Corporate Director Zug, Switzerland Age: 52 Director since 2021 Independent Director Key Qualifications • Executive leadership • Sustainability • Industry experience Board and Committee Attendance During 2022 Board of Directors 4 of 4 100% Corporate Governance and Compensation 5 of 5 100% Sustainability and Safety 5 of 5 100% Other Public Board Directorships Remuneration (chair) UPM - Kymmene Corporation (NASDAQ Helsinki – UPM) BKW AG (SIX Swiss Exchange – BKW) — Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $1,248,892 Shelley Brown has more than 25 years of board experience serving on not - for - profit, association, and for - profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, good governance, finance, and risk management. During her distinguished 40 - year career in accounting, Ms. Brown was a partner in two of the world’s largest professional services firms. As chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada’s accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. She is also a recognized leader in diversity and inclusion, having been listed on Canada’s Top 100 Most Powerful Women for four years, earning her a position on the Women’s Executive Network Hall of Fame. In 2018, Ms. Brown was recognized as a Member of the Order of Canada for her professional and community contributions. Shelley A. M. Brown Corporate Director Saskatoon, Saskatchewan, Canada Age: 66 Director since 2018 Independent Director Key Qualifications • Financial expert • Corporate governance • Corporate control environments and risk assessmen t Board and Committee Attendance During 2022 Board of Directors 4 of 4 100% Audit and Risk (chair) 4 of 4 100% Other Public Board Directorship — — Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $1,192,650 2023 Management Information Circular March 20, 2023 16 Stantec Inc.

Angeline Chen has more than 25 years of corporate business experience spanning multiple industries including aerospace and defense, manufacturing, and industrials. She is currently Of Counsel with a major U.S. law firm where she draws upon her extensive experience as a former general counsel and active board member in advising clients on matters relating to U.S. national security, cyber, risk management, governance, regulatory compliance, and mergers and acquisitions. Previously Ms. Chen served as vice president, general counsel, chief compliance officer, and corporate secretary for Siemens Government Technologies (a subsidiary of Siemens AG) and for Fincantieri Marine Group, and in senior roles with the U.S. government and Lockheed Martin Corporation. She currently serves on the Advisory Board for Women, Power and Influence in the Law and the Georgetown University Cybersecurity Law Institute. A longtime and committed advocate for diversity, equity, and inclusion in the workplace, Ms. Chen chairs her firm’s Asian American Pacific Islander resource group. She holds undergraduate and law degrees from Villanova University, an LL.M. in international and comparative law from Georgetown University Law Center, and an MBA from the University of Maryland. She is currently pursuing a Master of Science degree in Cybersecurity at Brown University. Angeline G. Chen Attorney Bethesda, Maryland, United States Age: 57 Independent Director Nominee Key Qualifications • US government affairs • Corporate governance • Cybersecurity Board and Committee Attendance During 2022 (1) — Other Public Board Directorship — — Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $ — (1) Ms. Chen is standing for election for the first time at the meeting. She did not serve on the board in 2022. 2023 Management Information Circular March 20, 2023 17 Stantec Inc.

Patricia Galloway has served in several executive positions and has over 30 years of experience in corporate risk management. Dr. Galloway is chair of Pegasus Global Holdings, Inc.® (Pegasus - Global), a firm that performs risk management, management, and strategic consulting business services. From July to December 2018, Dr. Galloway served on the board of SCANA Corporation as chair of the Special Litigation Committee. Her service ended with the merger of SCANA and Dominion Energy, Inc. From 2008 to 2018, Dr. Galloway served as chief executive officer of Pegasus - Global. She also served on the U.S. National Science Board from 2006 to 2012. Prior to that, from 1981 to 2008, Dr. Galloway held various positions with The Nielsen - Wurster Group, Inc., including chief executive officer and principal, and president and chief financial officer. Dr. Galloway was the first woman President of the American Society of Civil Engineers. She served as a director of the American Arbitration Association from 2010 to 2020 and currently acts as an arbitrator on construction and energy litigation cases. Dr. Galloway holds a Bachelor of Science degree in civil engineering from Purdue University, a Certificate in Dispute Resolution from the Pepperdine law school, Straus Institute, a Ph.D. in Infrastructure Systems Engineering (Civil) from Kochi University of Technology (Japan), and an M.B.A. from the New York Institute of Technology. Dr. Galloway completed the Diligent Climate Leadership Certification, presented by the Diligent Institute and is also National Association of Corporate Directors directorship certified. Patricia D. Galloway Corporate Director Cle Elum, Washington, United States Age: 65 Director since 2020 Independent Director Key Qualifications • Corporate governance • Corporate risk management • International megaproject delivery and execution Board and Committee Attendance During 2022 Board of Directors 4 of 4 100% Corporate Governance and Compensation 5 of 5 100% Sustainability and Safety 5 of 5 100% Other Public Board Directorship Granite Construction Inc. (NYSE – GVA) Nominating and Corporate Governance (chair); Risk Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $731,706 2023 Management Information Circular March 20, 2023 18 Stantec Inc.

Bob Gomes joined Stantec in 1988 as an urban land project manager. Over 29 years with Stantec, his career became progressively more senior and spanned many of Stantec’s business lines. He held both operational and practice positions. From May 15, 2009, until his retirement on December 31, 2017, Mr. Gomes served as president & CEO of Stantec. He holds a degree in civil engineering from the University of Alberta and has served on the board of directors for the Edmonton Economic Development Corporation and a number of non - profit and charitable boards throughout his career. Robert (Bob). J. Gomes Corporate Director Edmonton, Alberta, Canada Age: 68 Director since 2009 Independent Director Key Qualifications • Executive leadership • Strategic planning and execution • Industry experience Board and Committee Attendance During 2022 Board of Directors 4 of 4 100% Sustainability and Safety 5 of 5 100% Other Public Board Directorship — — Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $14,196,693 Gord Johnston is the current president & CEO of Stantec. He has over 35 years of private and public sector experience in the design and project management of infrastructure projects throughout North America and abroad. Mr. Johnston has held increasingly senior roles since joining Stantec in 1990, including serving as the Water business line leader, as executive vice president of the Infrastructure business operating unit, and as an active participant in Stantec’s acquisition sourcing and integration efforts. He earned Bachelor of Science and Master of Engineering degrees in civil engineering from the University of Alberta, and is a registered professional engineer, certified project management professional, and Envision Sustainability Professional. Gordon (Gord) A. Johnston President and CEO of Stantec Inc. Edmonton, Alberta, Canada Age: 57 Director since 2018 Non - Independent Director Key Qualifications • Engineering industry experience • Managing and leading growth • Strategic planning and execution Board and Committee Attendance During 2022 Board of Directors 4 of 4 100% Other Public Board Directorship — — Total Equity at Risk (Common Shares, PSUs and RSUs) Value at Risk $18,543,622 2023 Management Information Circular March 20, 2023 19 Stantec Inc.

Don Lowry has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors. From January 1998 until March 2013, Mr. Lowry served as president & CEO of EPCOR Utilities Inc. For 12 years, Mr. Lowry served as chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. Following his retirement in April 2021, Capital Power Corporation honoured Mr. Lowry with the title of Chair Emeritus in appreciation of his distinguished service. Mr. Lowry was also the chair of Canadian Oilsands Limited until February 2016, when the company was acquired. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine and, in January 2014, was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final events held in Edmonton in 2014, 2015 and 2016. Mr. Lowry holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He obtained his Institute of Corporate Directors designation (ICD.D) in January 2016 from the Rotman School of Business. In 2020, Mr. Lowry was recognized by the Institute of Corporate Directors as an “F.ICD Fellow”, which is the highest honour a director can receive in Canada. Donald (Don) J. Lowry, ICD.D, F.ICD Corporate Director Edmonton, Alberta, Canada Age: 71 Director since 2013 Independent Director Key Qualifications • Strategic growth, oversight and insight • Corporate governance and executive compensation • Capital markets and risk management Board and Committee Attendance During 2022 Board of Directors 3 of 4 75% Audit and Risk 3 of 4 75% Sustainability and Safety (chair) 4 of 5 80% Other Public Board Directorship — — Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $5,077,423 2023 Management Information Circular March 20, 2023 20 Stantec Inc.

Marie - Lucie Morin was Executive Director at the World Bank from 2010 to 2013. Previously Ms. Morin pursued a 30 - year career in Federal Public Service. She was appointed National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet in 2008, having served as Deputy Minister for International Trade and Associate Deputy Minister of Foreign Affairs. Earlier in her career with the Department of Foreign Affairs and International Trade, Ms. Morin completed assignments in San Francisco, Jakarta, London, and Moscow. In 1997 she was appointed Ambassador to Norway with accreditation to Iceland. Ms. Morin served as advisor for the Canada Transport Act Review which tabled its report to Parliament in 2015. Ms. Morin was named Chevalier de la Légion d'honneur in 2012, was sworn into the Queen's Privy Council in 2015 and became a member of the Order of Canada in 2016. Ms. Morin presently serves on corporate and not - for - profit boards; she is a member of the National Security and Intelligence Review Agency (NSIRA). Marie - Lucie Morin, P.C., C.M. Corporate Director Ottawa, Ontario, Canada Age: 65 Director since 2016 Independent Director Key Qualifications • International business and government affairs • Strategic planning and execution • Corporate governance Board and Committee Attendance During 2022 Board of Directors 4 of 4 100% Audit and Risk 1 of 1 100% Corporate Governance and Compensation (chair) 5 of 5 100% Other Public Board Directorships Chorus Aviation Inc. (TSX – CHR) Sun Life Financial Inc. (TSX, NYSE – SLF) Governance, Safety and Sustainability (chair); Human Resources and Compensation Management Resources; Risk Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $2,035,273 Celina Wang Doka is a retired audit partner of KPMG LLP. Throughout her 39 years with KPMG, she provided accounting and auditing services for a wide variety of public and private clients, specializing in the real estate, investment management, civil engineering, medical device, life sciences, pharmaceutical and title insurance industries. She led KPMG’s Building, Construction and Real Estate practice in the firm’s Orange County office, served on KPMG’s Partnership Audit Committee, and co - led the Orange County Chapter of KPMG’s Network of Women. Ms. Doka holds a Bachelor of Arts degree in Business Economics from the University of California, Los Angeles. She is currently the Immediate Past President of the Board of Directors of Human Options, a non - profit organization focused on ending the cycle of domestic violence, and formerly chaired the Advisory Board for the University of California at Irvine’s Paul Merage School of Business, Program for Real Estate Management. Celina J. Wang Doka Corporate Director Newport Beach, California, United States Age: 62 Director since 2023 (1) Independent Director Key Qualifications • Public accounting • Financial expert • Real estate management practice Board and Committee Attendance During 2022 (1) — Other Public Board Directorship — — Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $ — (1) Celina Wang Doka was appointed to the Board of Directors on March 1, 2023. 2023 Management Information Circular March 20, 2023 21 Stantec Inc.

2023 Management Information Circular March 20, 2023 22 Stantec Inc. Additional Information about Directors Information below pertains to director voting results at the 2022 Annual General Meeting and our directors' attendance in 2022. Angeline Chen and Celina Wang Doka were not directors in 2022; therefore, the tables below do not contain information pertaining to them. Director Voting Results from Our 2022 Annual General Meeting A summary of the voting results from our 2022 annual general meeting follows: Director Votes in Favor % in Favor Votes Withheld % Withheld Douglas Ammerman 83,141,283 96.98 2,588,385 3.02 Martin à Porta 84,521,473 98.59 1,208,195 1.41 Richard Bradeen 84,494,749 98.56 1,234,919 1.44 Shelley Brown 85,617,780 99.87 111,888 0.13 Patricia Galloway 84,522,645 98.59 1,207,023 1.41 Bob Gomes 85,555,660 99.80 174,008 0.20 Gord Johnston 85,628,653 99.88 101,015 0.12 Don Lowry 85,667,181 99.93 62,487 0.07 Marie - Lucie Morin 80,219,080 93.57 5,510,588 6.43 Director Attendances The number and percentage of board and committee meetings each director attended in 2022 follows: Director Board Meetings Attended Committee Meetings Attended Total Meetings Attended Douglas Ammerman 4 of 4 100% 14 of 14 100% 18 of 18 100 % Martin à Porta 4 of 4 100% 10 of 10 100% 14 of 14 100 % Richard Bradeen (1) 1 of 4 25% 3 of 9 33% 4 of 13 31 % Shelley Brown 4 of 4 100% 4 of 4 100% 8 of 8 100 % Patricia Galloway 4 of 4 100% 10 of 10 100% 14 of 14 100 % Bob Gomes 4 of 4 100% 5 of 5 100% 9 of 9 100 % Gord Johnston 4 of 4 100% — — % 4 of 4 100 % Don Lowry (1) 3 of 4 75% 7 of 9 78% 10 of 13 77 % Marie - Lucie Morin 4 of 4 100% 6 of 6 100% 10 of 10 100% (1) Mr. Bradeen and Mr. Lowry's attendance records were impacted by unforeseen health issues.

2023 Management Information Circular March 20, 2023 23 Stantec Inc. Director Independence The board has determined that all director nominees, except Mr. Johnston, are independent within the meaning of applicable Canadian securities laws. Mr. Johnston, as president & CEO of Stantec, is not considered independent. Director Nominee Independent Non - Independent Reason for Non - Independence Douglas Ammerman ր Martin à Porta ր Shelley Brown ր Angeline Chen ր Patricia Galloway ր Bob Gomes ր Gord Johnston ր President & CEO of the Company Don Lowry ր Marie - Lucie Morin ր Celina Wang Doka ր

2023 Management Information Circular March 20, 2023 24 Stantec Inc. Director Compensation Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk - taking. Our philosophy is to align compensation with the median compensation of directors for our compensation peer companies (disclosed on page 52 of this Circular). The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. The committee regularly reviews our director compensation program and recommends to the board any adjustments it considers necessary and appropriate to remain competitive with director compensation trends for firms of similar size and complexity to Stantec. In 2021, Stantec’s share price appreciated over 70%. As a result, our director compensation exceeded the median of our peer group. The Corporate Governance and Compensation Committee engaged its independent compensation consultant, Mercer (Canada) Limited, to review our program. The primary driver for the increase in our director compensation was our fixed number equity grant. At a higher share price, the grant date fair value of deferred share units (DSUs) awarded each quarter increased substantially. While this aligned with shareholder returns, the fixed number equity grant resulted in significant variability in director pay. In response, the board, on the recommendation of the Corporate Governance and Compensation Committee, approved changes to the design of our director compensation program effective January 1, 2022. Those changes are summarized below: • Replaced our fixed number equity grant with a fixed annual retainer. Discontinuing the practice of granting a fixed number of DSUs each quarter provides greater predictability in director pay and aligns with market best practices and the compensation program used for Stantec’s management team. • Recalibrated the fixed value annual retainer. In light of eliminating the fixed number equity grant, the fixed value of compensation granted to our directors was set around the 50 th percentile of our peer group. • Increased flexibility for cash - vs. equity - based compensation. Directors are now given an option to direct 100% of their compensation to equity - based compensation (thus redirecting their annual cash retainer to DSUs or purchasing common shares on the Toronto Stock Exchange). Directors who have not met their share ownership requirements must direct at least two - thirds of their annual compensation towards acquiring equity in the Company (in the form of DSUs or common shares). Directors who have met or exceeded their equity ownership requirements are permitted to reduce the weighting of their equity - based compensation to 30% (thus increasing the cash component of their pay). Denominating our directors’ compensation fully as a fixed value (as opposed to a fixed number of units) supports our objectives of: (i) compensating our directors for oversight, rather than for fluctuations in share price, (ii) enabling Stantec to maintain a consistent balance between cash and equity compensation, and (iii) ensuring greater parity among directors who join the board at different stages.

2023 Management Information Circular March 20, 2023 25 Stantec Inc. The table below displays the annual retainers for the year ended December 31, 2022 for all non - management directors. Director Position (1) Annual Retainer (US$) Annual Retainer (CA$) (2) Chair of the Board 350,000 455,595 Chair of the Audit and Risk Committee 221,000 287,676 Chair of the Corporate Governance and Compensation Committee 218,000 283,771 Chair of the Sustainability and Safety Committee 218,000 283,771 Director 200,000 260,340 (1) Non - management directors who hold more than one position will receive the higher of the retainer amount corresponding to any of such positions such that no duplicative amount will be paid. (2) All directors are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3017. Our directors do not receive any additional “per meeting” fees, reflecting market best practices. In the board’s view, directors should be paid for their oversight and judgement, as required by the role, and meeting attendance is a minimum requirement of directors. The disclosure below reflects our director compensation program for 2022. Gord Johnston, Stantec’s president & CEO, does not receive any additional compensation for his service as a director; his compensation is fully earned as president & CEO of Stantec. Richard Bradeen, who passed away on December 27, 2022, received compensation as a director for a portion of 2022, so information pertaining to him is included in the discussion below. Celina Wang Doka and Angeline Chen did not receive any director compensation in 2022, and therefore are excluded from the discussion below. Components of Compensation Cash - vs. Equity - Based Compensation – Director Elections for 2022 A summary of the election made by each of our non - management directors with respect to the weighting of their cash - vs. equity - based compensation follows: Director Cash - based Compensation ( % weighting) Cash - based C ompensation Equity - based Compensation ( % weighting) Equity - based Compensation (US$) (CA$) (1) (US$) (CA$) (1) Douglas Ammerman 0% — — 100.0% 350,000 455,595 Martin à Porta 0% — — 100.0% 200,000 260,340 Richard Bradeen 32.5% 65,000 84,610 67.5% 135,000 175,730 Shelley Brown (2) 50.0% 100,000 130,170 50.0% 100,000 130,170 Patricia Galloway 32.5% 65,000 84,610 67.5% 135,000 175,730 Bob Gomes 70.0% 140,000 182,238 30.0% 60,000 78,102 Don Lowry (2) 25.0% 50,000 65,085 75.0% 150,000 195,255 Marie - Lucie Morin (2) 32.5% 65,000 84,610 67.5% 135,000 175,730 (1) All directors are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3017. (2) Retainers for chairing committees of the board are paid fully in cash. As such, Ms. Brown, Ms. Morin, and Mr. Lowry received an additional US$21,000 (CA$27,336), US$18,000 (CA$23,431), and US$18,000 (CA$23,431), respectively, for chairing the Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability & Safety Committee. These values are reflected in the Directors' Total Compensation for 2022 table (see page 28 of this Circular).

2023 Management Information Circular March 20, 2023 26 Stantec Inc. Equity - Based Compensation For the equity - based component of our director compensation, our non - management directors elect to receive either common shares (purchased on the Toronto Stock Exchange) or DSUs . In 2022 , all of our non - management directors elected to receive their equity - based compensation in the form of DSUs . Director DSU Plan Each DSU has the same value as one of our common shares; however, DSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. DSUs vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each DSU will be valued at the weighted - by - volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director. DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. DSUs have associated dividend equivalent rights and, therefore, accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units. Other Compensation Our directors are reimbursed for their reasonable out - of - pocket expenses to travel to meetings. They do not receive stock options or any other benefits or perquisites related to their service on our board. On retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs. Director Equity Ownership To align the interests of our directors with those of our shareholders, each non - management director is required to own a certain value in Stantec common shares or DSUs. In accordance with Stantec’s Director Equity Ownership Policy, each non - management director is required to hold at least $750,000 in equity within five years of his or her appointment to the board. The chair of the board is required to hold at least $1,500,000 in equity. Directors may not purchase financial instruments to hedge or offset a decrease in the market value of shares held for the purpose of Stantec’s Director Equity Ownership Policy. As the president & CEO of Stantec, Gord Johnston is required to comply with the CEO Share Ownership Policy (disclosed on page 63 of this Circular). The following table provides information about the number and value of common shares and DSUs owned by our non - management director nominees on December 31, 2022. The value of each Stantec common share is based on the closing price of $64.88 on December 31, 2022. The value of each DSU is $65.11 (the volume - weighted average trading price of Stantec shares for the last 10 trading days up to and including December 31, 2022).

2023 Management Information Circular March 20, 2023 27 Stantec Inc. Director (1) Number of Value of Total DSUs Value of Total Value of Meeting Stantec Shares Stantec Shares DSUs Held Stantec Shares Requirement? Owned, Owned, ($) Owned, Controlled, or Controlled, or Controlled, or Directed Directed ($) Directed, and DSUs (Total at Risk)($) Douglas Ammerman 32,660 2,118,981 61,750 4,020,542 6,139,523 Yes Martin à Porta 10,400 674,752 8,818 574,140 1,248,892 Yes Shelley Brown 4,964 322,064 13,371 870,586 1,192,650 Yes Patricia Galloway — — 11,238 731,706 731,706 In Progress (2) Bob Gomes 196,273 12,734,192 22,462 1,462,501 14,196,693 Yes Don Lowry 22,300 1,446,824 55,761 3,630,599 5,077,423 Yes Marie - Lucie Morin — — 31,259 2,035,273 2,035,273 Yes (1) As the president & CEO, Gord Johnston is required to comply with the CEO Share Ownership Requirement (see page 63 of this Circular). Ms. Wang Doka and Ms. Chen were not members of the board as of December 31, 2022 and are thus excluded from the table above. (2) Dr. Galloway, appointed to the board on May 7, 2020, has until May 7, 2025 to meet the equity ownership requirements of the Director Equity Ownership Policy. Incentive Plan Awards — Value Vested or Earned during the Year The following table summarizes the value of all share - based compensation earned by each non - management director during the fiscal year ended December 31, 2022. Name Option - Based Awards — Value Vested during the Year ($) Share - Based Awards — Value Vested during the Year ($) (1) Non - Equity Incentive Plan Compensation Value Earned during the Year ($) Douglas Ammerman — 495,523 — Martin à Porta — 264,629 — Richard Bradeen — 191,269 — Shelley Brown — 138,588 — Patricia Galloway — 182,325 — Bob Gomes — 93,260 — Don Lowry — 232,874 — Marie - Lucie Morin — 196,339 — (1) Represents the value of DSUs that have vested during the year. The value of DSUs is calculated by multiplying the number of units that have vested during 2022 by the closing price of Stantec’s common shares on the TSX on each grant date. DSUs are paid quarterly. The amounts shown in this column include dividend equivalent rights earned during 2022 on each director's total DSU holdings.

2023 Management Information Circular March 20, 2023 28 Stantec Inc. Outstanding Share - Based Awards for Directors Listed below are the total outstanding share - based awards held by each of our non - management directors as of December 31, 2022. Director (1) Number of Shares or Market or Payout Value of Number of Shares or Market or Payout Units of Shares That Have Not Vested (#) Share - Based Awards That Have Not Vested ($) Units of Shares That Have Vested (#) (2) Value of Vested Share - Based Awards Not Paid Out or Distributed ($) (3) Douglas Ammerman — — 61,750 4,020,542 Martin à Porta — — 8,818 574,140 Shelley Brown — — 13,371 870,586 Patricia Galloway — — 11,238 731,706 Bob Gomes — — 22,462 1,462,501 Don Lowry — — 55,761 3,630,599 Marie - Lucie Morin — — 31,259 2,035,273 (1) Our non - management directors do not receive any form of option - based awards. Ms. Wang Doka and Ms. Chen were not members of the board as of December 31, 2022 and are thus excluded from the table above. (2) Represents DSUs held by each director. (3) The volume weighted average price of Stantec shares for the last 10 trading days of 2022 ($65.11) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number. Directors’ Total Compensation for 2022 The table below summarizes our non - management directors’ compensation for the fiscal year ended December 31, 2022: Director Cash Fees Earned ($) (1) Equity - based Option - based Awards ($) (2) Awards ($) Non - equity Incentive Plan Compensation ($) Pension All Other Value ($) Compensation ($) Total ($) Douglas Ammerman — 495,523 — — — — 495,523 Martin à Porta — 264,629 — — — — 264,629 Richard Bradeen 84,610 191,269 — — — — 275,879 Shelley Brown 157,506 138,588 — — — — 296,094 Patricia Galloway 84,610 182,325 — — — — 266,935 Bob Gomes 182,238 93,260 — — — — 275,498 Don Lowry 88,516 232,874 — — — — 321,390 Marie - Lucie Morin 108,041 196,339 — — — — 304,380 (1) Annual cash retainers are paid in US dollars. The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.3017. (2) Directors’ DSUs granted in the 2022 calendar year are valued using the fair value at the grant date for each of the four allotments issued in 2022. Directors also receive adjustments for dividend equivalent rights earned on their total DSU holdings.

2023 Management Information Circular March 20, 2023 29 Stantec Inc. Statement of Corporate Governance Practices One core value at Stantec is We Do What is Right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies — sound governance, transparent accounting, and long - term shareholder value. These high standards reflect not only the legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is provided below. The policies and position descriptions noted — including our Code of Business Conduct and our Corporate Governance Guidelines — are available on our website at stantec.com, or you may contact us for a free copy of the policies or guidelines. The Code of Business Conduct is available on SEDAR at sedar.com and EDGAR at sec.gov. Ethical Business Conduct The board has adopted a comprehensive Code of Business Conduct (the “Code”) that provides a framework for our directors, officers, and employees to support ethical decision making and to protect the Company’s reputation and the integrity of its services. All Stantec employees must certify at least annually that they have read and understand the Code. The Corporate Governance and Compensation Committee reviews the Code at least annually to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval. The board believes that providing a forum for employees to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Code outlines procedures for reporting and investigating observations and concerns raised by Stantec employees. We closely monitor compliance with our Code. Officers, employees, stakeholders, and members of the public can report concerns regarding breaches of the Code through our Integrity Hotline, which is managed by an independent third party. Complaints can be submitted by telephone, online, or mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible. Copies of all complaints are reviewed by the chairs of the Audit and Risk Committee and the Sustainability and Safety Committee. A quarterly report, presented to both committees, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the Integrity Hotline. The board believes that having directors exercise independent judgment when considering transactions and agreements is vital. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter. Timely Communication Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality to us means that an event or information would reasonably be expected to have a significant effect on the price or value of Stantec’s shares. The Company will disclose both positive and negative information — in keeping with the rules of the TSX and NYSE and applicable securities laws — on a timely basis, except when confidentiality issues require a delay. The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, to determine how and when to disclose it, and to ensure that all material disclosures comply with relevant securities legislation. The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO.

2023 Management Information Circular March 20, 2023 30 Stantec Inc. Differences between TSX and NYSE Rules As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet or, in some cases, exceed, legal and regulatory requirements. As a foreign private issuer under US securities laws, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects except those noted below. Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material amendments to them, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market (subject to a few limited exceptions). TSX rules require shareholder approval of security - based compensation arrangements only for arrangements that involve the delivery of newly issued securities. TSX rules require shareholder approval of security - based compensation plans when they are first introduced and thereafter as follows: • Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or • At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX - specified types of amendments) Stock purchase plans — in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities — are not subject to the shareholder approval requirement under TSX rules; however, shareholder approval is required under NYSE rules. We comply with the TSX rules. Composition of Our Board Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgment when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the Company’s current affairs and needs. The following subsections describe how we reached our slate of qualified nominees for our 2023 board of directors. Independence of Directors Our Corporate Governance Guidelines mandate that our board have a majority of independent directors. Further, all members of the board’s Audit and Risk Committee and Corporate Governance and Compensation Committee must be independent. The Sustainability and Safety Committee may include both independent and non - independent directors. The board has determined that all director nominees, except Mr. Johnston, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could reasonably be expected to interfere with the exercise of their independent judgment. Mr. Johnston, as president & CEO, is not considered independent. The board’s policy states that the independent directors must meet without management and non - independent directors present following every regularly scheduled and ad - hoc board and board committee meeting. In 2022, the independent directors met without management following all meetings of the board and its committees.

2023 Management Information Circular March 20, 2023 31 Stantec Inc. Identifying Nominees to the Board The Corporate Governance and Compensation Committee is responsible for identifying and recommending any suitable director candidates to the board. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually. The committee manages succession planning for each board member and for board and committee chairs. Succession plans are reviewed annually. When succession planning and maintaining the director evergreen list, the committee considers the following: • The competencies, diversity and skills of the board as a whole • The skills of current board members in tandem with their anticipated length of service left on the board • Any gaps in the competencies, diversity and skills of the current board that need to be addressed • Whether any additional skills are required that could be beneficial, considering the opportunities and risks our Company faces Candidates are screened to ensure they are financially literate; can be accountable, think strategically, and work effectively in a team; and have integrity, excellent communication skills, and relevant experience. The successful candidate must be able to attend all board meetings and come prepared to make an informed, productive contribution. Inclusion, Diversity, & Equity At Stantec, our commitment to inclusion, diversity, & equity ("IDE") at all levels of the Company is critical to our success because it allows us to attract, develop, and retain top talent while making a meaningful impact in the communities we serve. Stantec’s IDE programs create opportunities, connect our communities, address unconscious bias, champion organizational change, and hold people and project teams accountable for shaping a culture of mutual support and acceptance. Our Company is involved in several prominent organizations and partnerships around the world that support our efforts. Some of these organizations include Catalyst (Global), Workplace Pride (Global), Stonewall (UK), Rainbow Tick (New Zealand), Australia Network on Disability, Work 180 (Australia), Neurodiversity in Business (UK), the Canadian Centre for Diversity and Inclusion, and Pride at Work Canada. In 2022, we received several awards and endorsements including being: • listed on the Bloomberg Gender Equality Index for the fourth year in a row • named to the Globe and Mail’s Women Lead Here benchmark on executive gender diversity in Canada • a participant on the UN Global Compact, Target Gender Equality project in Canada • named one of the top 50 STEM Workplaces for Indigenous STEM professionals for a third year and given the 2022 AISES Corporate Partner Service Award by the American Indian Science and Engineering Society • recognized with the Ambassador level of the Workplace Pride Global Benchmark report, following the signing of the Declaration of Amsterdam for our commitment to LGTBQ+ inclusion • accredited by the Rainbow Tick as a workplace that understands and welcomes sexual and gender diversity • the recipient of a Community Outreach and In - House Initiative Award from Consulting Engineers Alberta • recognized with an Award of Excellence by the Canadian Consulting Engineers for our IDE program • recognized with a Silver Award at Mind’s Workplace Wellbeing Awards in the UK • designated with the Gold ranking as a Military Friendly Company by Viqtory — an independent organization that rates companies on their military and veteran efforts in the United States

2023 Management Information Circular March 20, 2023 32 Stantec Inc. The board also recognizes the benefits of promoting diversity and has a formal written Diversity Policy in place. This policy confirms our commitment to creating opportunities for diverse candidates for appointment to the board and senior management roles. The board believes that diversity is important because it produces a range of perspectives, experience, and expertise that results in effective stewardship. Further, a board promotes better corporate governance when it has highly qualified directors and senior managers who come from diverse backgrounds and who reflect the changing demographics of our communities and our Company’s evolving client and employee base. To support the Company’s diversity objectives when identifying, considering, and selecting candidates for election or re - election to the board and for senior management roles, the Corporate Governance and Compensation Committee considers the following : • Diversity — including gender, age, ethnicity, disability, indigenous status, and geographical background — of the existing directors of the board, senior management, and potential nominees • The level of representation of women, indigenous peoples, persons with disabilities, and members of visible minorities (each a "Designated Group") on the board and in senior management positions. When sourcing candidates — internally or externally using a recruitment firm — the committee ensures that the candidates considered include members from one or more Designated Groups. In 2023, five of ten (50%) of our board nominees are women. Two nominees, Angeline Chen and Celina Wang Doka, are members of a visible minority (representing 20% of our board). No nominees are indigenous peoples or persons with disabilities (as defined under applicable Canadian corporate law). Three of seven (43%) of our C - Suite are women and two of seven (29%) are members of a visible minority. None are indigenous peoples or persons with disabilities. Diversity is represented at all levels of our Company. Although greater representation of Designated Groups on the board and in senior management is important to the Company’s IDE aspirations, the board does not believe that quotas or a set formulaic approach results in identifying and selecting the best candidates. While the Company has not established fixed targets for the representation of Designated Groups on the board or in senior management, we are committed to tracking and enhancing inclusion and diversity metrics in the organization. In 2022, two of the Company’s five Named Executive Officers (NEOs) are women: Theresa Jang, a woman and visible minority, is Stantec’s Chief Financial Officer, and Catherine Schefer is Stantec’s COO (Global). The Company’s broader executive team is also increasingly diverse. Susan Walter acts as executive vice president (Infrastructure), Susan Reisbord as executive vice president (Environmental Services), and Asifa Samji, a woman and visible minority, is our Chief People & Inclusion Officer. At an operational level, Stantec is committed to shaping a culture of opportunity where everyone can bring their whole selves to work in an environment that is welcoming, accepting, safe, and supporting. IDE Councils based in all of our major geographical locations — Canada, the United States, Continental Europe & the Middle East, Asia Pacific, the United Kingdom & Ireland, and Latin America — manage our IDE initiatives and report their progress directly to our Chief People & Inclusion Officer, who, in turn, reports progress to our full C - Suite and the board. Stantec also provides unconscious bias training to address unintended barriers to inclusion within our organization. Employee Resource Groups (ERGs) — groups of colleagues who share a common diversity affinity or background — are supported by the corporate IDE team and Councils. They focus on building awareness and appreciation for the various dimensions of diversity found among Stantec employees as well as opportunities for collaboration and networking. Everyone at Stantec is welcome to join any of our ERGs, they are open to all employees. ERGs include, among others, Women@Stantec, Pride@Stantec, BLK@Stantec (Black), IndigenousConnections@Stantec, Latinos@Stantec, Asians@Stantec, PWD@Stantec (Persons with Disabilities), and MAVA@Stantec (Military and Veterans Advocates). ERGs contribute to our Company brand as an inclusive organization, build our diversity pipeline, create greater depth in our talent pool, and strengthen diversity in our succession planning.

Director Competencies Matrix To assist in the board nomination process, the Corporate Governance and Compensation Committee maintains an up - to - date matrix of competencies. Annually, each director assesses his or her own expertise in the competencies listed in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates and is reviewed annually by the committee. The following competency matrix outlines our director nominees’ current and relevant expertise, plus their location, gender, age range, and tenure on Stantec’s board of directors. 2023 Management Information Circular March 20, 2023 33 Stantec Inc.

2023 Management Information Circular March 20, 2023 34 Stantec Inc. Board of Directors Information Role and Duties of the Board of Directors Mandate of the Board Stantec’s Corporate Governance Guidelines contain principles pursuant to which the board governs the Company’s business. The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day - to - day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions. The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the appropriate ethical standards and proper business practices expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act , other applicable legislation, and our articles and by - laws. Position Descriptions The board has developed written position descriptions for the CEO, and chairs of the board, Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability and Safety Committee. Position descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required. They can be found in our Corporate Governance Guidelines on our website at stantec.com. Independent Chairs Our board is led by a non - executive, independent chair. The chair provides leadership and enhances our board’s effectiveness by ensuring relationships between the board, management, shareholders, and other stakeholders are effective, efficient, and further the best interests of the Company. We believe that separating the positions of CEO and chair helps the board function independently of management. Our Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability and Safety Committee chairs are also independent. Oversight of Strategic Planning The board has ultimate oversight of strategic planning at Stantec. Stantec’s strategic planning process consists of three - year cycles between comprehensive strategic review years and interim implementation and execution years. In a comprehensive planning year, the long - range (three - year) plan is developed. In interim years, the planning cycle focuses on implementation and execution of the long - range plan. 2023 is a comprehensive planning year to develop the long - range (three - year) plan for 2024 - 2027. At the August 2022 board meeting, the strategic planning approach, activities, and timeline for 2023 were confirmed with the board. The strategic planning process for 2023 will consider key business issues, value and risk, stress testing, and business targets. In addition to assessing the latest global trends, market dynamics and competitor moves, the board and management will review Stantec’s business portfolio, update acquisition plans, revisit Stantec's strategic platform and brand, identify core operational advances, and develop the financial plan to maximize Stantec’s performance and future success. The board and management will utilize the 2023 board meetings to engage on, review, and set the new Strategic Plan (2024 - 2027) for launch in Q1 2024. The board also has a responsibility to monitor management’s progress in implementing the current Strategic Plan and, to that end, focuses on the current objectives in the Plan and the impact of macro - economic changes, market factors, and other key global trends and dynamics on the Company’s strategy actions and long - term forecasts. The Strategic Plan is kept live and current throughout the year by continually tracking market and performance trends and regularly reviewing the effectiveness of progress in implementation. Strategic planning updates are reported to the board on a quarterly basis.

2023 Management Information Circular March 20, 2023 35 Stantec Inc. Enterprise Risk Management The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day - to - day risk management activities, this committee ensures that the Company has an appropriate risk management system that allows management to bring the Company’s risks to the board’s attention. The Audit and Risk Committee’s oversight role is designed to • Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent in the Company’s business and strategic direction • Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks • Review the Company’s risk appetite, risk tolerance, and risk retention philosophy The Company strategically manages risk through its Enterprise Risk Management system. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a risk report is presented to the board annually. Quarterly updates to that report are provided to the Audit and Risk Committee, which then reports the findings to the board. In addition to regularly evaluating our Company’s significant risks, the Audit and Risk Committee completes a formal risk assessment for • Each proposed acquisition within Stantec’s core markets with an enterprise value in excess of $150 million, or outside of core markets with an enterprise value in excess of $100 million • Any acquisition, regardless of enterprise value, with atypical risks compared to the Company’s current service and business model Executive Leadership Succession Planning The Corporate Governance and Compensation Committee oversees executive leadership succession planning, particularly for the CEO. Succession planning for the remaining members of the Executive Leadership Team is primarily a CEO function. As mandated by the board, the Corporate Governance and Compensation Committee oversees the CEO’s succession planning strategy for executive management. Each quarter, the CEO submits to the committee a report about critical and long - term succession planning measures for the CEO and other key leadership positions at Stantec. At every in - person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions. After each meeting, the committee and board meet in - camera without the CEO present to discuss and evaluate the CEO and executive leadership succession plans. Serving on Our Board Orientation The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors; the committee reviews the program when each new director is appointed. New board members receive a comprehensive orientation manual that includes the following: • Corporate by - laws and all board - approved Company policies, including our Code of Business Conduct and Insider Trading Prohibition Policy

2023 Management Information Circular March 20, 2023 36 Stantec Inc. • Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities • Terms of Reference for each board committee • Biographies of all board members and members of management — including senior management team members — who regularly interact with the board • Copies of the previous year’s meeting minutes, committee work plans, annual materials, and Strategic Plan • An overview of the Company’s services and business model • Other materials that the Corporate Governance and Compensation Committee deems appropriate Before their first board meeting, new board members meet with the following members of management for a comprehensive orientation session: • The CEO, CFO, corporate secretary and general counsel, and associate general counsel to learn about our business and Strategic Plan, acquisition program, and risk management strategies, as well as their legal duties and obligations as directors of Stantec • The chair of the board and, when appropriate, other directors before their first board meeting to learn about their role on the board and to ask questions about what is expected of board members at Stantec Continuing Education The Corporate Governance and Compensation Committee ensures that an appropriate and robust continuing education program is in place for directors of the board. This program gives directors timely access to information about our business and the risks facing the Company and our industry. The committee discusses the continuing education program quarterly and focuses on prevailing topics of interest influenced by management, industry, and global dynamics. Topics that are most important to Stantec are then presented on. Management supports the continuing education program by providing directors with updates on developments in the geographic areas where the Company is active, with communications from the CEO to employees, and with any other information that management considers to be of interest to the board. Board meetings are routinely held at offices where the Company has a substantial business presence so that the board can interact with regional project managers and local leaders. Though this practice was suspended in 2020 due to the COVID - 19 pandemic, we adjusted to the pandemic related restrictions and successfully maintained interaction between the board and management through the use of communication technology. In 2022, in - person meetings resumed. Directors are encouraged to attend seminars, conferences, and other continuing education programs to help them stay current on relevant issues such as corporate governance, corporate ethics, and financial and accounting practices. The Company has a director education reimbursement policy in place, and Stantec supports outside director education that is relevant to a director’s continued service on our board. As part of the continuing education program, directors receive at each meeting a quarterly legal and regulatory update that summarizes materials published by major proxy advisory firms and legal and accounting firms, plus other periodicals that are likely to be of interest. Additionally, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry. Topics presented in 2022 included the following:

2023 Management Information Circular March 20, 2023 37 Stantec Inc. Presentation Presenter(s) Attendance Stantec’s Business in Australia and New Zealand Cath Schefer, Executive Vice President and Chief Operating Officer, Global Full Board Jose Granado, Regional Leader, Australia and New Zealand Ashok Sukumaran, Country Leader, Australia Ralph Fouche, Country Leader, New Zealand US Government Services Business Chris Williams, Senior Vice President, US Federal Program Jeffrey Stone, Vice President and Associate General Counsel Full Board Bill Halperin, President, Stantec Government Services Division Cardno Integration Update Susan Reisbord, Executive Vice President, Environmental Services Full Board SE Asia Business Environment Stewart Beck, CEO of the Asia Pacific Foundation, former High Commissioner to India Full Board Stantec’s European Operations Cath Schefer, Chief Operating Officer, Global Pieter van der Zwet, Regional Leader, Continental Europe Full Board Christophe Leroy, Country Leader, Belgium Assessments The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director’s contribution and performance, of the board’s performance as a whole, and of the contributions and performance of the board committees. The committee specifically reviews areas that the board believes members could have contributed more. The purposes of the assessment are to increase the effectiveness of the board as a whole and of individual board members and to provide an opportunity for board members to give feedback. To get that feedback, a detailed confidential survey, developed by the Corporate Governance and Compensation Committee, is sent to all board members. Board members are asked to comment on the board’s performance as a whole and of individual members (thus a peer review is performed for each individual director). The general counsel receives completed board surveys in mid - October, then prepares a summary report. Responses are kept confidential to allow directors to be candid when completing them. The survey results and the committee’s report and recommendations are presented to and discussed by the board at its November meeting. Board members can identify any concerns during the meeting or confidentially with the chair of the board or the Corporate Governance and Compensation Committee. Completing the detailed and robust assessment of the board and each director in November means that the board can properly evaluate who it should recommend to stand for election the following spring. In 2022, upon completing the annual assessment process, the board determined that the directors, committees, and board are effective and demonstrated independent judgment when fulfilling their roles and mandates. Overboarding Annually, the Corporate Governance and Compensation Committee assesses our board for any overboarding concerns. When reviewing the number of other public company boards our directors serve on, the Corporate Governance and Compensation Committee follows guidelines published by major proxy advisory firms and the New York Stock Exchange. The Corporate Governance and Compensation Committee considers any director who serves on more than five public company boards to be overboarded. As for members of the Audit and Risk Committee, three audit committee memberships is considered to be a reasonable limit. The board will consider four memberships for Audit and Risk Committee members with demonstrable financial expertise. Exceptions to this limit are considered by the Corporate Governance and Compensation Committee on a case - by - case basis and depend on a director’s attendance record, performance, expertise, and contributions to the board. A director who is an active executive - level employee of another company is expected to serve on no more than two public company boards (including Stantec’s).

2023 Management Information Circular March 20, 2023 38 Stantec Inc. Age and Term Limits The Company has a term limit for its directors. Directors will generally not stand for re - election once they have reached 15 years of service on the board. The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, reviews each director’s continuation on the board once a year, and each director is given the opportunity to confirm his or her desire to continue as a board member. Although the board has not adopted a formal policy regarding a mandatory retirement age for directors, it believes that once a director reaches age 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board. Board Succession Planning The Corporate Governance and Compensation Committee maintains a succession planning framework and critical and long - term succession plans for the chairs of the board and committees. Annually, each director is asked to confirm his or her intention to stand for re - election in the coming year and in the next three to five years so that the committee can plan for anticipated vacancies and manage turnover risk.

Committee Reports Audit and Risk Committee Mandate The Audit and Risk Committee’s mandate is to • Oversee the quality, integrity, and timeliness of Stantec’s financial reporting • Satisfy itself that adequate internal controls exist, including internal control over financial reporting and disclosure controls and procedures • Monitor and review risk management systems, including review and oversight of cybersecurity • Oversee the internal audit function and compliance with legal and regulatory requirements • Review and assess the qualifications, independence, and performance of Stantec’s external auditor Membership and Experience of Committee Members Audit and Risk Committee members are Shelley Brown (chair), Don Lowry, Marie - Lucie Morin, and Celina Wang Doka. Douglas Ammerman attends all meetings as a non - voting, independent ex - officio member. Ms. Morin chairs the Corporate Governance and Compensation Committee, and Mr. Lowry chairs the Sustainability and Safety Committee. Ms. Wang Doka serves on the Sustainability and Safety Committee. The board believes that having overlapping committee memberships provides the Audit and Risk Committee with the breadth and transparency to appropriately oversee Stantec’s risk management program. A description of each committee member’s education and experience — relevant to the committee’s audit and risk responsibilities — follows. Shelley Brown (Chair) During a distinguished 40 - year career in accounting, Ms. Brown was an audit partner in two of the world’s largest professional services firms with a client base comprised of large public companies. Ms. Brown is a Chartered Professional Accountant and has more than 25 years of board experience serving on not - for - profit, association, and for - profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. Don Lowry Mr. Lowry — past president & CEO of EPCOR Utilities Inc., and past chair of Canadian Oilsands Limited and Capital Power Corporation — has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, making him a valuable asset to the committee. Mr. Lowry holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He is a fellow of the Institute of Corporate Directors, which is the highest distinction for corporate directors in Canada, further signifying his sound commitment to leadership in the boardroom. Marie - Lucie Morin Ms. Morin is a lawyer and graduate of the Université de Sherbrooke. During her career in the public sector, Ms. Morin held several senior positions, including Ambassador to Norway with concurrent accreditation to Ireland; Executive Director for Canada, Ireland and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. These positions involved managing large budgets and required an understanding of financial - and risk - related matters. Ms. Morin’s past and present experience on several other public and private boards, including Chorus Aviation Inc., AGT Food & Ingredients Inc., Deloitte Canada, and Sun Life Financial Inc., has exposed her to financial reporting and risk management processes in various industries, bringing valued perspective to the Audit and Risk Committee. Celina Wang Doka Ms. Wang Doka recently retired as an audit partner of KPMG. Throughout her 39 - year career with KPMG, she provided accounting and auditing services for a wide variety of public and private clients, with extensive experience serving land developers, homebuilders, engineering and construction firms, title insurance, and investment management companies. She served on the audit committee for the U.S. firm of KPMG LLP's Partnership Audit Committee and chaired the board of directors of Human Options, a California non - profit organization focused on ending the cycle of domestic violence. A Chartered Professional Accountant and graduate of the University of California at Los Angeles, Ms. Wang Doka brings knowledge and expertise relating to technical accounting and financial reporting matters to the Audit and Risk Committee. 2023 Management Information Circular March 20, 2023 39 Stantec Inc.

2023 Management Information Circular March 20, 2023 40 Stantec Inc. Independence of Committee Members Each member of the Audit and Risk Committee is considered “independent” and “financially literate” (as defined under applicable Canadian and US securities laws and exchange rules) . Shelley Brown, Don Lowry, and Celina Wang Doka are “audit committee financial experts” (as defined under the U . S . Securities and Exchange Commission rules) . Key Activities for 2022 The Audit and Risk Committee met four times in 2022. In accordance with its internal work plan and Terms of Reference, the committee provided guidance and oversight on the following: • Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting and finance based legal and regulatory requirements • External auditor’s qualifications, independence, performance, and reports, including conducting a comprehensive review under the professional guidelines for such reviews • Internal audit function and processes, including ongoing engagement with the chief audit executive • Compliance with the Company’s business ethics and integrity policies, including reviewing quarterly reports from the Company’s risk and integrity management teams ensuring, among other things, there are no material related - party transactions or breaches of the Company’s Code of Business Conduct • Risk identification, evaluation, mitigation, and reporting processes of management for the Company’s principal risks • Systems for identifying and mitigating the Company’s fraud risk Auditor Oversight Preapproval Policies and Procedures The Audit and Risk Committee must preapprove audit and non - audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it requires specific preapproval by the committee. Any proposed services exceeding preapproved costs also require specific preapproval by the committee. Related Party Transactions The Audit and Risk Committee oversees the Company’s risk management program, inclusive of its business ethics and integrity policies. Among other things, the committee provides oversight of the Company’s comprehensive Code of Business Conduct. Under that policy, directors, officers and employees of Stantec have a duty to be free from the influence of any conflicting interest when representing Stantec. In dealings with current or potential clients, subconsultants, suppliers, contractors, and competitors, directors, officers and employees are required to act in the best interests of Stantec to the exclusion of any personal advantage. In the event a material related party transaction was identified, management would advise the chair of the Audit and Risk Committee and the related party would be recused from all discussions and negotiations pertaining to the transaction. If the transaction was approved, Stantec would publicly disclose details of the transaction as required by applicable law and regulation. There were no material related party transactions in 2022. Additional Information More information about the Audit and Risk Committee, its members, and the Terms of Reference can be found in our Annual Information Form dated February 22, 2023, which is filed on our website at stantec.com, on SEDAR at sedar.com, and as an exhibit to our Form 40 - F on EDGAR at sec.gov. You can also contact us for a free copy of the Terms of Reference.

Corporate Governance and Compensation Committee Mandate The Corporate Governance and Compensation Committee’s mandate is to • Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company • Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and individual directors • Review compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the positions of CEO and other key executives Membership and Experience of Committee Members The Corporate Governance and Compensation Committee members are Marie - Lucie Morin (chair), Martin à Porta, and Patricia Galloway. Douglas Ammerman attends all committee meetings as a non - voting, independent ex - officio member. Marie - Lucie Morin serves as a member of the Audit and Risk Committee, and Martin à Porta and Patricia Galloway serve on the Sustainability and Safety Committee. The board believes that having representation from all committees ensures that the Corporate Governance and Compensation Committee has the skills and experience to appropriately oversee and manage Stantec’s governance and compensation practices. A description of each committee member’s experience — relevant to the committee’s corporate governance and executive compensation responsibilities — follows: Marie - Lucie Morin (Chair) During her distinguished career in the public sector, Ms. Morin held several senior positions, including executive director for Canada, Ireland and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. All required a detailed understanding of governance and compensation - related matters. She has extensive policy, management, governance and communications experience, and has served on many boards and advisory committees. Ms. Morin currently serves on the management resources committee of Sun Life Financial Inc. and chairs the governance, safety, and sustainability committee of Chorus Aviation Inc. Martin à Porta Mr. à Porta is an experienced executive with 25 years of experience working in and supporting professional services and industrial companies. His industry experience and market insight bring an important perspective to the committee. He chairs the remuneration committee of UPM Biofore, a publicly traded forest - based bioindustry company, and has an extensive understanding of governance systems and executive compensation practices. Patricia Galloway Having served in several senior executive and governance roles, Dr. Galloway brings to the committee over 40 years of experience in corporate risk management, international business growth and corporate governance. She chairs the nominating and governance committee for Granite Construction, Inc., and has strong familiarity with governance principles. As a Leadership Fellow of the National Association of Corporate Directors, she routinely follows industry trends and best practices in executive compensation programs. Dr. Galloway’s diverse background and expertise brings substantial value to the committee’s operation. Independence of Committee Members The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws). 2023 Management Information Circular March 20, 2023 41 Stantec Inc.

2023 Management Information Circular March 20, 2023 42 Stantec Inc. Key Activities for 2022 The Corporate Governance and Compensation Committee met five times in 2022. In accordance with its internal work plan and Terms of Reference, the committee executed the following key projects during the year: • Conducted a thorough benchmarking analysis of Stantec’s executive compensation levels, and provided oversight and direction on executive compensation matters • Reviewed the Company's inclusion, diversity and equity programs with Stantec's Chief People & Inclusion Officer • Completed the board recruitment and interview process leading to the nomination of two highly qualified and diverse candidates, Angeline Chen and Celina Wang Doka • Evaluated the Company's executive compensation program, ensuring a strong linkage to ESG performance within the Company's short - incentive program • Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices • Conducted board, committee, and individual director assessments The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy. Sustainability and Safety Committee Mandate The Sustainability and Safety Committee’s mandate is to • Oversee Stantec’s framework for managing health, safety, security, and environment risks • Review the Company’s emergency preparedness for response to major safety or security incidents • Oversee the Company’s sustainability program • Monitor and review non - financial risks from the Company’s integrity management program Membership and Experience of Committee Members The Sustainability and Safety Committee members are Don Lowry (chair), Martin à Porta, Patricia Galloway, Bob Gomes, and Celina Wang Doka. Douglas Ammerman attends all meetings as a non - voting, independent ex - officio member. Don Lowry and Celina Wang Doka serve as members of the Audit and Risk Committee, and Martin à Porta and Patricia Galloway serve on the Corporate Governance and Compensation Committee. The board believes that having representation from all committees ensures that the Sustainability and Safety Committee has the expertise and perspective to provide appropriate oversight to Stantec's sustainability program and the Company's framework to manage health, security, and environment risks.

A description of each committee member’s education and experience — relevant to the committee’s responsibilities — follows: Don Lowry (Chair) Mr. Lowry has extensive knowledge and expertise relating to health and safety programs and development, innovation, and sustainability in the utilities, telecommunications, and power generation sectors. Mr. Lowry’s leadership experience and clarity of purpose and direction across multiple business sectors provides the committee with valuable insight and perspectives that contribute to the committee’s operation. Martin à Porta As former president and CEO of Pöyry PLC and, prior thereto, CEO of Siemens Building Technologies Division Europe, Mr. à Porta possesses a strong understanding of what supports sustainable value. He is routinely called upon to provide seminars to top Universities across the world, including Harvard, MIT and the Hult International Business School. His keynote speeches have included, among other topics, the future of the bio - economy, carbon clash, and investments in renewable energy in Africa. He is the former SVP of Fire Safety Solutions for Siemens, and thus possesses extensive familiarity with health and safety programs. Mr. à Porta’s hands - on experience and robust understanding of sustainability and safety issues makes him a key contributor to the committee. Patricia Galloway Specializing in megaproject construction in the energy and infrastructure industries, Dr. Galloway possesses a wealth of knowledge and expertise pertaining to health, safety, security and environment risks. She has worked on major energy matters including renewables (wind, solar, hydro and geothermal) and has substantial experience working with clients in both the public and private sectors. Among her many achievements, she has completed the Diligent Climate Leadership Certification (presented by the Diligent Institute) and is a business mentor for many female professionals in the A/E/C industry having served as the first woman president of the American Society of Civil Engineers. She served six years on the National Science Board and oversaw many of the United States’ leading science and engineering research projects. Dr. Galloway’s knowledge and experience makes her a tremendous asset to the committee. Robert Gomes Mr. Gomes has over 40 years of relevant industry experience in operational and management roles. While serving as president & CEO of Stantec until his retirement on December 31, 2017, he oversaw Stantec’s Sustainability program. Under his leadership, Stantec developed a health, safety, security, and environment framework, which equipped Stantec for international expansion and growth into a top 10 global design firm. Mr. Gomes’s industry knowledge and experience managing, mitigating, and responding to health - and safety - related risks and incidents makes him a valued contributor to the committee. Celina Wang Doka Ms. Wang Doka brings diversity and broad perspective to the committee having served as an audit partner with KPMG LLP. Her practice included serving land developers. homebuilders, engineering and construction firms, title insurance and investment management companies. She was instrumental in establishing the Orange County chapter of KPMG's Network of Women, gathering valuable insight into sustainability matters impacting the professional services industry as the chapter's co - leader. Ms. Wang Doka's leadership experience, coupled with her knowledge and familiarity of regulatory reporting regimes, makes her a key contributor to the committee. Independence of Committee Members The board has determined that each member of the Sustainability and Safety Committee is “independent” (as defined under applicable Canadian and US securities laws) Key Activities for 2022 The Sustainability and Safety Committee met five times in 2022. In accordance with its internal work plan and Terms of Reference, the committee completed the following: • Monitored and reviewed the Company's progress towards meeting its carbon neutrality pledge and operational net zero commitment • Facilitated a board education session regarding ESG regulatory reform and oversight • Reviewed the Company’s workplace security framework with the Company’s Senior Director of Global Security • Provided oversight, input and perspective in relation to the Company’s annual Sustainability Report 2023 Management Information Circular March 20, 2023 43 Stantec Inc.

2023 Management Information Circular March 20, 2023 44 Stantec Inc. • Reviewed the legislative and regulatory context of health, safety, security, environment, and sustainability matters • Engaged with senior management to assess the Company's adaptation to business under Covid - 19 operating conditions and office reopening plans • Reviewed the Company's sustainability performance as it relates to employee retention and executive compensation • Provided leadership and stewardship to the Company’s safety incident reviews • Reviewed the Company’s insurance program and its adequacy relative to health, safety, security and environment risks The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

Sustainability Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage our environmental, social, and governance (ESG) concerns. Our comprehensive Sustainability Policy and certified management systems guide us when implementing best practices that meet the letter and spirit of the laws and regulations in locations where we do business and encourage us to improve our ESG impacts. Stantec is a participant of the United Nations (UN) Global Compact, actively supports the UN Sustainable Development Goals (SDGs), and is a signatory to the UN Women’s Empowerment Principles. We disclose climate information to CDP (formerly the Carbon Disclosure Project), externally validate our emissions, and have committed to a 1.5 o C science - based emissions reduction target. Our annually published Sustainability Report is compliant with GRI (Global Reporting Initiative), SASB (Sustainability Accounting Standards Board) and TCFD (Task Force on Climate - related Financial Disclosures) reporting standards. Corporate Culture Sustainability is an integral part of Stantec’s corporate culture. The tone is set at the top with our CEO being one of the few leaders in our industry to be Envision certified (a certification program for sustainable infrastructure). Our Executive ESG Committee is chaired by our CFO and includes active participation of our COO Global, Chief Project and Practice Officer, Chief People & Inclusion Officer, and EVP, Environmental Services, among others. Operational sustainability initiatives are expected components of corporate activities and project - level sustainability services are offered in every business operating unit and geographic location we serve. The board Sustainability and Safety Committee provides additional oversight, leadership and stewardship of Stantec’s sustainability program with environmental and social matters regularly discussed among the committee. Our sustainability pay link holds Stantec leadership accountable for ESG performance. As noted on page 55 of this Circular, the leadership scorecard for STIP awards includes objectives that hold executives accountable for meeting ESG criteria. Risk Management Stantec’s Enterprise Risk Management program includes a variety of ESG considerations. Specific to climate change risks, we have carbon management and reduction programs in place, and we incorporate weather - related risk reviews when we look at new office space. The Executive ESG Committee and the board Sustainability and Safety Committee are responsible for overseeing responses to these risks. Corporate Strategy Sustainability is a key component of Stantec’s corporate strategy. We track megatrends — climate change, demographic and social shifts, changing economics, and technology innovations — and have identified a series of key value creators — people, innovation, excellence, and growth. We focus our growth around four strategic growth initiatives — coastal resilience, ecosystem restoration, smart cities and urban places, and energy transition — that allow Stantec to be our clients’ trusted advisor as we adapt together to a changing world. 2023 Management Information Circular March 20, 2023 45 Stantec Inc.

2023 Management Information Circular March 20, 2023 46 Stantec Inc. ESG Commitments Stantec has set near - term, 1.5 ƒ C science - based emissions targets that have been approved by the Science Based Target initiative (SBTi). We are on track to declare ourselves operational carbon neutral for 2022 as an interim step in our journey to science - based net zero. Stantec also has a sustainability - linked loan (SLL) structure connected to our syndicated senior credit facilities that aligns the cost of funding with targets linked to Stantec’s GHG emissions reductions targets and Bloomberg Gender - Equality Index (GEI) score. Any interest savings realized from achieving these goals are directed towards activities or organizations that have a positive influence on environmental or social matters. Stantec was the first organization globally to link the SLL to its Bloomberg GEI score and the first in Canada to direct proceeds back into the communities we serve to further climate action and social equity. For more information about Stantec’s Sustainability Program, we invite you to read the Company’s comprehensive Sustainability Report available at stantec.com/sustainability.

2023 Management Information Circular March 20, 2023 47 Stantec Inc. Shareholder Engagement The board values our shareholders’ perspective and we are committed to a robust shareholder engagement program. Feedback from shareholders on our strategy, operations, corporate governance, executive compensation, and sustainability practices are important considerations in board discussions throughout the year. Over the course of 2022, our management and investor relations team met with qualified institutional investment professionals across Canada, the United States and throughout Europe, as well as with our top 20 active investors. Meetings took place both virtually and in person through both conferences and non - deal roadshows. We communicate with our shareholders and other stakeholders through various channels, including our: • annual and quarterly reports • management information circular • annual information form • sustainability report • news releases • website (stantec.com) • presentations at industry and investor conferences • individual shareholder meetings Some of our long - standing shareholder engagement practices include: • Holding meetings with shareholders and prospective shareholders, ESG (environment, social, and governance) rating firms, and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance) • Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results for the quarter. All calls are webcast and include executive presentations as well as open question - and - answer sessions • Conducting site tours and attending industry conferences with our executive officers in Canada, the United States, and Europe where analysts and investors are in attendance (these events were a mix of in - person and virtual meetings in 2022 ) • Maintaining a confidential ethics hotline, direct email to ir@stantec . com, and our website to encourage shareholders and the public to contact us with questions or concerns Shareholders and other stakeholders can also communicate with the board by mail, marking the envelope as confidential (Integrity Hotline, c/o Stantec, Suite 400, 10220 – 103 Avenue NW, Edmonton, AB T5J 0K4). The board strives to respond to all applicable correspondence in a timely matter.

2023 Management Information Circular March 20, 2023 48 Stantec Inc. Executive Compensation Overview Performance and Compensation Summary Below are the Company’s key performance highlights from 2022 and their relationship to our executive pay, as well as risk management features that relate to our executive compensation program. Our Performance in 2022 In 2022, a year inspired by reconnecting in person with our colleagues, clients, and communities, Stantec delivered record earnings, executed on our growth strategy, and reinforced our position as a global leader in sustainability. Our value — We Are Better Together — remained the core of our success. As offices gradually reopened, our workforce came together in creative ways to innovate, connect with clients, and support communities. With a "win - do - manage" mindset, we drove growth in each of our business operating units and geographic regions, and strategically positioned ourselves to be at the forefront of multi - year critical issues stemming from aging infrastructure, climate change, energy transition, and re - shoring of domestic production. Below are specific achievements and strategic activities in 2022 that contributed to our financial performance and overall positive results: • Record performance. Stantec closed 2022 with diluted earnings per share of $2.22 and adjusted diluted earnings per share of $3.13, each an all - time high and 23.3% and 29.3% increases, respectively, compared to 2021 results. Supported by strong project execution and optimization of our real estate footprint, net income increased 23.1%, or $46.3 million, to $247.0 million on a year - over - year basis. On an adjusted basis, net income increased 28.6%, or $77.2 million, to $347.1 million, representing 7.8% of net revenue. • Strong backlog. Stantec closed 2022 with $5.9 billion in contract backlog, an increase of 14.9% from December 31, 2021. Buoyed by the success of our account management, strategic pursuit and corporate campaign programs, Stantec’s backlog grew organically by 10.4% (including double digit growth in our US operations and in our Infrastructure, Buildings, and Energy & Resources business operating units). • Growth through acquisition and integration. Stantec bolstered our UK presence with the acquisition of Barton Willmore, and added Buildings expertise in the science and technology, higher education, and commercial workspace markets through the acquisition of Philadelphia - based L2P. Additionally Stantec completed the integration and financial migration of Cardno, achieving over US$10 million in integrated cost synergies. • Sustainability leadership. Stantec maintained and improved its leadership position in sustainable engineering, architectural, planning, and environmental services, delivering innovative solutions to enhance the resiliency of the communities and clients we serve. In recognition of our efforts, in January 2023, we were ranked first among our peers as one of Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the world; ranked 7th overall in the world. We were also awarded an A - Climate Leader score from CDP for the fifth year in a row and were included in the S&P Global Sustainability Yearbook. For more information about the Company’s performance in 2022, we invite you to review our 2022 Annual Report, available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov. The Definitions section and Reconciliation of Non - IFRS Financial Measures of that report are hereby incorporated by reference.

2023 Management Information Circular March 20, 2023 49 Stantec Inc. Key Highlights of Executive Compensation for 2022 At Stantec, we are driven to achieve. Our executive compensation program is designed to align pay - with - performance, attract and retain key talent, and maximize long - term, sustainable value to shareholders. Having completed a comprehensive review and update of Stantec’s executive compensation program in 2019 (replacing stock options with RSUs, rebalancing the Company’s long - term incentive mix to put greater weight on pay - for - performance, and introducing a relative performance metric for our PSUs), 2022 demonstrated that our executive compensation program is working as intended: • Fueled by strong financial results and impressive accolades in sustainability, our compensation program rewarded executives for their excellent performance, demonstrating a strong link between pay and performance • Our people remained connected and engaged with low voluntary turnover, demonstrating our ability to attract and retain top talent • Stantec delivered record earnings in spite of macroeconomic headwinds, demonstrating the strength and resiliency of our diversified business model We are proud of what we accomplished in 2022. Despite challenging market conditions, Stantec's leadership team and employees rallied together to achieve historically strong results. The Company generated organic net revenue growth in each of its geographic regions and business operating units, grew its earnings and backlog to record highs, executed its growth strategy by completing two strategic acquisitions, and strengthened its leadership position in sustainability. Stantec's impressive ESG accolades and contributions to client projects that advance the quality of life in communities across the globe were important factors when assessing our executives' 2022 compensation. Based on this, and the board’s review of the Company’s annual leadership scorecard (described in further detail on page 55 of this circular), our Named Executive Officers earned a range of 145% to 190% of their target annual STIP in 2022. This payout level reflects our executives’ exemplary performance in 2022 and links their personal success with the success of the Company. COVID - 19 Impacts on Executive Compensation Decision - Making Because of Stantec’s operational resilience, Stantec managed through the third year of the pandemic without materially adversely affecting its financial health. In light of this, the board did not make any changes to the targets prescribed by the Company’s annual leadership scorecard, nor did it make any changes to the performance metrics applicable to the Company’s long - term incentives. Effective Risk Management Features To create longer - term shareholder value and mitigate risk, we incorporate various other measures into our executive compensation program. We do the following: • Offer an appropriate mix of fixed and at - risk compensation • Set predetermined minimum and maximum payout limits on our short - and long - term performance - based incentives, which include performance targets that encourage profitable decisions, but not undue risk - taking • Require each executive to own three times and our CEO to own five times his or her base salary in Stantec equity • Require our CEO to retain Stantec shares for one year following his retirement from the Company • Prohibit all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company • Commit to the principle that compensation paid to our executives based on financial information that has since been restated should be returned, as outlined in our Executive Compensation Clawback Policy

Shareholder Engagement At our 2022 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 98.21% were “For” our approach to executive compensation. The Corporate Governance and Compensation Committee continually assesses and modifies, as appropriate, our executive compensation program to ensure it effectively meets our compensation objectives, is clearly understood and supported by our shareholders, and aligns with executive compensation best practices. We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2023. Douglas K. Ammerman, Chair Board of Directors Marie - Lucie Morin, Chair Corporate Governance and Compensation Committee Compensation Discussion and Analysis Named Executive Officers This Compensation Discussion and Analysis (CD&A) describes our executive compensation policies and program for 2022 and focuses on the following Named Executive Officers (they appear in the Summary Compensation Table for Named Executive Officers on page 65 ). Name Position Title in 2022 Gord Johnston President and Chief Executive Officer Theresa Jang Executive Vice President and Chief Financial Officer Stu Lerner Executive Vice President and Chief Operating Officer, North America Cath Schefer Executive Vice President and Chief Operating Officer, Global Steve Fleck Executive Vice President and Chief Practice and Project Officer Compensation Strategy At Stantec, we put people first. Our compensation strategy ensures we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. Our compensation program is designed to: • Support our overall Strategic Plan, including our sustainability goals • Align our executives’ personal success with the Company’s success • Align with both governance and industry best practices • Align with our stated risk appetite and encourage prudent risk taking at the executive level • Keep us competitive for attracting, motivating and retaining top talent • Have a total cost that is appropriate for the size and structure of our business 2023 Management Information Circular March 20, 2023 50 Stantec Inc.

Our compensation objectives — designed to support this compensation strategy — establish a transparent link between pay and performance and clearly define performance and accountability at Stantec. Our compensation objectives follow: • Target executive total direct compensation at about the 50th percentile of the market • Provide opportunities to earn above the 50th percentile when management and Stantec exceed the objectives outlined in our short - and long - term incentive programs • Balance short - and long - term incentives to ensure our executives are focused on both the near - and long - term • Place more weighting on equity - based compensation than on cash compensation to better align executive and shareholder interests over time • Place significant weighting on at - risk compensation in both short - and long - term incentives and less weighting on base salaries • Provide two vehicles (PSUs and RSUs) in our LTIP to help balance the benefits and limitations of each • Align our executives’ compensation with long - term sustainable shareholder returns Components of Compensation and Pay Mix In 2022, our executive compensation program was composed of base salary, short - term incentive cash payments, long - term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and long - term continuous service awards. Each year, the Corporate Governance and Compensation Committee reviews the pay components described above, as well as the mix and relative weighting of each component. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable at - risk components more heavily than fixed components so that the total pay our executives receive will increase or decrease based on our Company’s performance. We weight long - term equity - based components heavier for our CEO and CFO than for our other NEOs. The board believes that weighting their long - term equity performance more heavily than their salary and short - term incentives will ensure that the CEO and CFO are not motivated to achieve short - term objectives at the expense of long - term shareholder returns. 2023 Management Information Circular March 20, 2023 51 Stantec Inc.

The diagrams below illustrate the target total direct compensation relative weightings of base salary, short - term incentive, and long - term incentives in 2022 for our NEOs: CEO Pay Mix 60% LTIP 20% STIP 20% Salary CFO Pay Mix 47% LTIP 22% STIP 31% Salary Other NEOs Pay Mix 35% LTIP 27% STIP 38% Salary 2023 Management Information Circular March 20, 2023 52 Stantec Inc. Compensation Benchmarking The Corporate Governance and Compensation Committee reviews and benchmarks Stantec’s compensation and pay mix for its executives against a comparator peer group to ensure we provide competitive compensation. In 2022, the Company’s peer group comprised the following: Company Name GICS Sub - Industry Classification Corporate Headquarters Annual Revenue ($) (millions) (1) Market Capitalization ($) (millions) (2) Aecon Group Inc. Construction and Engineering Canada 4,697 556 Arcadis NV Construction and Engineering Netherlands 4,378 4,800 CAE Inc. Aerospace and Defense Canada 3,902 8,325 Colliers International Group Inc. Real Estate Services Canada 4,459 5,339 Finning International Inc. Trading Companies and Distributors Canada 8,215 5,130 Granite Construction Inc. Construction and Engineering US 4,478 2,078 John Wood Group PLC (3) Construction and Engineering UK 8,704 1,524 KBR Inc. Construction and Engineering US 8,903 9,815 MasTec, Inc. Construction and Engineering US 13,262 9,045 Quanta Services, Inc. Construction and Engineering US 23,158 27,591 SNC - Lavalin Group, Inc. Construction and Engineering Canada 7,549 4,189 Sweco AB Consulting Engineering and Architecture Sweden 3,158 4,717 Tetra Tech Inc. Environmental and Facilities Services US 2,893 10,423 Tutor Perini Corporation Construction and Engineering US 5,142 527 Worley Limited Construction and Engineering Australia 8,949 7,250 WSP Global Inc. Construction and Engineering Canada 8,957 19,550 Stantec Inc. Construction and Engineering Canada 4,457 7,185 Source: Nasdaq (Canadian dollars); company reports (1) Last 12 months of revenue as at December 21, 2022. (2) Market capitalization figures are as of December 31, 2022. (3) TTM revenue as of June 30, 2022. Annual results for 2022 were not available on the Record Date.

The committee conducts routine reviews to ensure that the peer group includes our Company’s primary competitors for top talent and fairly reflects Stantec’s size, scale, and complexity. Further, the geographic configuration of our peer list is intended to closely resemble the global footprint of the Company. The methodology and selection criteria for assembling our peer group is illustrated below: The Corporate Governance and Compensation Committee uses data from our peer list and other relevant factors like individual performance, responsibilities, and tenure to develop a base salary and a total compensation target for each executive. To further align pay - for - performance, actual compensation is measured against benchmark data but is driven by executive and company performance. See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2022 performance impacted the pay decisions for each component. Base Salary We target base salary at the 50th percentile of our peer group, then adjust salaries as appropriate to recognize our executives’ various levels of responsibility and experience, breadth of knowledge, and overall individual performance. Base salaries are reviewed annually. Increases, if any, are made based on individual contributions, increased scope and responsibilities, and to remain competitive with the market. Short - Term Incentive Plan (STIP) Our STIP is designed to reward the achievement of our annual business objectives by providing immediate income in the form of cash. At the start of 2022, the Company identified key financial and nonfinancial performance measures from our Strategic Plan to form the basis of the STIP performance scorecard. This scorecard is used to assess the Company’s achievement of its near - term business goals and to determine each executive’s 2022 STIP award. Our performance measures — based on our four value statements — follow: 2023 Management Information Circular March 20, 2023 53 Stantec Inc.

2023 Management Information Circular March 20, 2023 54 Stantec Inc. We Put People First We Are Better Together We Do What Is Right We Are Driven to Achieve Employee Retention Account Management Health, Safety, Security and Overall Revenue Growth Environment Employee Engagement Backlog per Employee Quality Management Acquisition Net Revenue Growth Strategic Pursuits Sustainability Organic Net Revenue Growth Creativity and Innovation Corporate Integrity Operational Effectiveness Project Margin Admin and Marketing Costs Adjusted Net Income (1) Adjusted Earnings per Share (EPS) Growth (1) (1) Adjusted EPS and adjusted net income are non - IFRS measures. The Definitions and Reconciliation of Non - IFRS Financial Measures sections of our 2022 Annual Report (available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov) are hereby incorporated by reference. For 2022, the measures set in the scorecard represent target performance. Targets are based on the findings of our comprehensive review of peer performance and industry factors, plus on our own performance expectations. Achieving these measures means that our executives should expect to earn STIP amounts at their target levels because their performance will have met our expectations. This approach is in keeping with our total direct compensation goal of paying compensation that is at the 50th percentile of the market for industry - level performance. Scorecard Assessment and Weighting by Measure Individual objectives in the scorecard carry no formal, predetermined individual weighting. Rather, the Corporate Governance and Compensation Committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment. This enables the board to determine the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in a given year. While there is no formula, the board gives the most weight to the financial metrics in the scorecard. The board believes that achieving the nonfinancial performance measures in the scorecard positions the Company for success, but that the financial metrics are most closely tied to generating shareholder value and thus correlate best when aligning pay with performance. In addition to scorecard objectives, each executive is assigned certain individual business objectives for the year that relate to the performance of the executive’s individual role and the executive’s own achievements. Again, no relative weight is given to individual objectives when determining the final STIP award. This discretionary approach balances the formulaic approach of our LTIP and allows the board to consider macro - and industry - wide trends when evaluating an executive’s performance. The board’s discretion is exercised in a manner that holds executives accountable and demonstrably links their pay to the performance of the Company. In 2022, no adjustments were made to the performance scorecard to account for COVID - 19. The Corporate Governance and Compensation Committee did, however, factor in management’s response to the pandemic (including the success of the Company's office reopening plans) as part of its broader assessment of 2022 STIP awards. Management’s oversight of return - to - work plans that ensured the health and safety of our employees was paramount, along with strong and effective communication with staff, positively influenced our NEOs’ STIP awards for 2022. The Company’s Pandemic Response Plan and protocols adopted to protect the health and safety of Stantec’s employees and their families, clients, and communities remained a high priority for Stantec in 2022. Accordingly, our leadership team received credit for their exceptional response, dedication, communication and teamwork. STIP Targets Our executives are assigned a STIP target expressed as a percentage of their base salary. STIP targets were the same in 2021 and 2022. Depending on the Company’s performance as well as the executives’ achievement of individual objectives, executives may earn between 0% and 200% of their target.

2023 Management Information Circular March 20, 2023 55 Stantec Inc. The table below outlines the CEO’s and other NEOs’ STIP targets for 2022 (expressed as a percentage of each NEO’s base salary): Position Title STIP Minimum STIP Target STIP Maximum CEO 0% 100% 200 % All other NEOs 0% 70% 140% 2022 STIP Award Results In early 2023, the Corporate Governance and Compensation Committee reviewed the 2022 completed scorecard, the final report on the results of the scorecard metrics, and draft figures for our Company’s annual financial performance. A summary of the completed scorecard and performance assessment is outlined in the table below: Metrics Performance Measure Board Assessment of Performance WE PUT PEOPLE FIRST Employee Retention Low voluntary turnover < 12% Not Meeting Employee Engagement Improvement in employee engagement scores > 60% Exceeding WE ARE BETTER TOGETHER Account Management Grow net revenue with top clients > 4% Exceeding Strategic Pursuits Win/loss ratio for strategic pursuits (by number) ˃ 40% Exceeding Win/loss ratio for strategic pursuits (dollar weighted by pursuit value) > 33% Exceeding Backlog Weighted average for each full - time employee > $130,000 Exceeding Creativity and Innovation Commercialize (i.e. become cash positive) on initiatives funded by Innovation Office > 1 Exceeding WE DO WHAT IS RIGHT Health, Safety, Security and Environment Decrease total recordable injury rate < 0.50 Exceeding Improve leading indicator safety index 1 Exceeding Sustainability Achieve progress towards 2022 Carbon Neutrality Pledge and science based emission reduction target Qualitative Exceeding Quality Management Improve ISO - compliance audit results > 90% Exceeding Corporate Integrity Full - time employee completion rate of annual ethics training > 95% Exceeding WE ARE DRIVEN TO ACHIEVE Overall Revenue Growth Grow net revenues at a 5 - year rolling average rate 10 % Not Meeting Acquisition Growth Increase net revenue through acquisition 12 % Meeting Organic Growth Increase net revenue organic growth (1) 8 % Exceeding Operational Effectiveness Achieve adjusted EBITDA (1) as % of net revenue 15.3 – 16.3% Meeting Project Margin Achieve project margin as % of net revenue 52.0 – 54.0% Exceeding Admin and Marketing Costs Achieve SG&A efficiency as % of net revenue 37.0 – 39.0% Meeting Net Income Achieve adjusted net income (1) > 7.5% Exceeding DSO Management Improve DSO (1) to target < 80 days Not Meeting Provision Reductions Reduce provisions as % of net revenue < 3.9% Exceeding Earnings Growth Grow adjusted diluted EPS (1) annually 22 % Exceeding

2023 Management Information Circular March 20, 2023 56 Stantec Inc. (1) Organic growth, adjusted EBITDA, adjusted net income, days sales outstanding (DSO), and adjusted diluted EPS are non - IFRS and other financial measures that do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Additional disclosure for these non - IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non - IFRS and Other Financial Measures section of our 2022 Annual Report, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the company's website at stantec.com. After reviewing the completed scorecard — along with our 2022 financial results and the assessment of our performance against the industry generally — the Corporate Governance and Compensation Committee concluded that the CEO’s STIP should be 190% of his target. In establishing this award, the CEO and our remaining NEOs received positive credit for the Company’s leadership position in sustainability. While no formulaic weighting was attached to this accomplishment, Stantec’s ESG profile has become an increasingly important factor in weighing the Company’s nonfinancial strategic achievements. Accordingly, Stantec’s strong ESG performance positively influenced our executives’ pay (thus establishing a clear link between executive compensation and ESG factors). All NEOs received STIP awards above target as outlined and described further below, reflecting a strong combined effort. Executive STIP Target STIP Award as a % of STIP Target STIP Payout as a % of Base Salary STIP Actual Payout ($) Gord Johnston, CEO 100% 190% 190.0% 2,375,000 Theresa Jang, CFO 70% 175% 122.5% 845,250 Stu Lerner, COO (1) 70% 160% 112.0% 765,400 Cath Schefer, COO (2) 70% 145% 101.5% 554,886 Steve Fleck, CPO 70% 145% 101.5% 573,475 (1) Mr. Lerner is paid in USD. His STIP was US$588,000. The STIP payout above has been converted to Canadian dollars using the annual average USD:CAD exchange rate of 1.3017. (2) Ms. Schefer is paid in GBP. Her STIP was GBP345,100. The STIP payout above has been converted to Canadian dollars using the annual average GBP:CAD exchange rate of 1.6079. Ms. Jang’s 2022 STIP award was set at 175% of target, reflecting excellent performance for the year. Among other things, Ms. Jang chaired our ESG Executive Committee (directly contributing to our leadership position in sustainability) and led our award - winning investor relations team (named the Best Investor Relations (Midcap) Team in IR Magazine for 2022). Strategic initiatives completed in 2022 included laying the foundation for more efficient access to capital through the filing of a base shelf prospectus, amending and extending Stantec's credit facility on favorable terms, and implementing a UK - specific credit facility with streamlined access to multiple currencies. Ms. Jang's collaborative leadership style, coupled with her dedication to optimizing the Company's capital structure, has strengthened investor confidence in Stantec and directly contributed to the Company's success in 2022. Mr. Lerner's 2022 STIP award was set at 160% of target, reflecting strong individual performance and additional responsibilities assumed over the year. With roughly 80% of Stantec's staff situated in North America, and a similar percentage of net revenue generated from that region, Mr. Lerner's operational oversight role was instrumental to Stantec's overall success. Mr. Lerner was key overseeing Stantec's office re - entry plans, ensuring a safe and welcoming environment was provided to employees. With a keen eye on operational excellence, Mr. Lerner managed our North American operations, achieving project margins that exceeded budget and contributed to record earnings. Ms. Schefer's STIP award, set at 145% of target, reflects her effective leadership and oversight of our Global operations. Among other achievements, Mr. Schefer successfully steered the reopening of offices across many jurisdictions and provided hands - on management and support to the integration of Cardno in Asia Pacific. She strategically aligned our high value centers in Pune and Manila, expanding global delivery across Stantec, and led our global operating unit towards achieving double digit net revenue organic growth. Mr. Fleck's 2022 STIP award was set at 145% of target, reflecting exceptional management of our functional service teams and strong project execution. Under his leadership, the Company has reduced provisioning on projects and is well on its way to adopting an enterprise - wide earned value management system. Mr. Fleck's ongoing excellence with respect to practice driven initiatives, project management and execution has positively contributed to Stantec's overall strong results.

2023 Management Information Circular March 20, 2023 57 Stantec Inc. Long - Term Incentive Plan (LTIP) Our LTIP is designed to align our executives’ compensation with long - term shareholder interests. Being fully equity - based, our LTIP’s value to our executives is dependent on share price performance, which in turn benefits all shareholders. As configured, our LTIP is made up of performance share units (PSUs), which are tied to our relative total shareholder return (TSR) and return on equity (ROE), and restricted share units (RSUs), which vest at the end of a three - year service period and settle entirely in cash. The board believes using two forms of long - term incentive vehicles balances the benefits and limitations of using just one vehicle, while still maintaining a relatively simple long - term incentive structure. Each executive position has a target value of long - term incentives to be granted; this value is a percentage of the executive’s base salary. The following table outlines the targets for our CEO and other NEOs in 2022. Position Title LTIP Target CEO 300 % CFO 150 % COO (North America) 120 % Other NEOs Below are the key terms that apply to each component of our long - term incentive plan: 80 % Performance Share Units (PSUs) Subject to a performance multiplier, PSUs are notional share units that mirror the market value of Stantec’s common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a service condition that starts on the first day of a three - year performance period. To eliminate any dilutive effects, all PSUs granted under the LTIP are settled in cash only, not shares. Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. Performance objectives for each grant year are used to determine the ultimate number of PSUs that will vest on the completion of the three - year performance cycle. The number of PSUs that will vest can range from 0% to 200% of the number of units granted to each executive. Stantec uses both an absolute (ROE) and relative (TSR) metric for our PSUs. The weighting between these metrics is set at 60% for ROE and 40% for relative TSR. The board believes using a relative metric in addition to an absolute metric provides a more complete picture of our executives’ individual and company performance. Our 2022 LTIP grant occurred in May. Supported by peer data and the Company’s Strategic Plan, the Corporate Governance and Compensation Committee approved the following performance levels. These dictate the value of PSUs each executive will earn on payout, as outlined in the table below: Return on Equity (weighted 60%) No Payout Miss Plan Exceed Company’s average return on equity rate (1) 4.0% 9.0% 12.5% 14.5 % Return on Equity award amount 0% 50% 100% 200 % Relative Total Shareholder Return (weighted 40%) No Payout Miss Plan Exceed Company’s relative TSR percentile ranking 25% 37.5% 50% 100 % Relative TSR award amount 0% 50% 100% 200% (1) Meaning the average of the Company’s adjusted return on equity for the fiscal years 2022, 2023, and 2024, where the net income of the Company is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company's average return on equity rate is a non - IFRS measure that does not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers.

2023 Management Information Circular March 20, 2023 58 Stantec Inc. Return on Equity Test If the Company’s adjusted average ROE rate is below the “No Payout” performance level, the performance factor to be applied to the PSUs is 0%, and therefore the ROE portion of the award is also zero. If the rate is above the “No Payout” performance level, the performance factor to be applied to the return on equity portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the “Exceed” level. If the ROE rate is above “Exceed,” the performance factor to be applied to the return on equity portion of the award is capped at 200%. Relative Total Shareholder Return (TSR) Test Stantec calculates TSR relative to our compensation peer group (disclosed on page 52 of this circular) over a three - year period. TSR measures the stock price appreciation of our common shares as well as dividends paid during the performance period assuming dividend reinvestment. If the Company’s relative TSR is below the “No Payout” performance level, the performance factor to be applied to the PSUs is 0%, and therefore the relative TSR portion of the award is also zero. If Stantec’s relative TSR is above the “No Payout” performance level, the performance factor to be applied to the relative TSR portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the “Exceed” level. PSUs are paid out at their cash value, which is determined after completion of a three - year performance cycle. During the vesting period, the PSU value will fluctuate with any change in Stantec’s share price. Restricted Share Units (RSUs) RSUs are notional share units that have the same value as our common shares; however, RSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. RSUs align our executives’ and shareholders’ interests in share return growth. They promote employee and executive retention through time - based vesting. RSUs are settled in cash and cliff vest on the third anniversary of their grant date. They have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units. The payout value of our RSUs is equal to the number of vested RSUs (including dividend equivalent rights earned thereon) multiplied by the volume weighted average trading price of Stantec’s common shares for the five (5) trading day - period ending on the vesting date. Options and Share Appreciation Rights (SARs) Options and SARs were replaced with RSUs for our LTIP grant in 2019 and beyond. Therefore, the Company has discontinued its use of stock options and SARs. At the time of their use, SARs mirrored the terms of our stock options but could only be settled via a cashless exercise (where no underlying shares were issued upon exercise). Ms. Schefer holds SARs that were granted to her prior to 2019. For historical reporting purposes only, the following table outlines the dilution and burn rate of Stantec’s stock options and SARs for the past three fiscal years. Percentages shown are for December 31 of 2020, 2021 and 2022. Rate Description 2020 2021 2022 Dilution Dilution represents the current dilution from share options. Dilution is 1.91% 0.76% 0.25 % calculated as the total number of share options outstanding, divided by the number of common shares outstanding. Burn Rate Burn rate shows the size of annual share option grants. Burn rate is — % — % — % calculated as the total number of share options issued in a year, divided by the number of common shares outstanding. (1) (1) No options or SARs were granted in 2020, 2021 or 2022. A detailed description of the LTIP is attached to this circular as Schedule A.

Other Compensation Our executives do not receive perquisites or other compensation apart from their eligibility to participate in the retirement, health benefits, and service award programs generally available to our employees. Details of our retirement benefits and service awards are set out below. Retirement Benefits All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives. For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Share Purchase Plan (ESPP), a non - registered ESPP, and a Group Tax - Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury. Under the Group RRSP, Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non - registered ESPPs, employees purchase Stantec shares. Stantec matches ESPP employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). The maximum that Stantec can contribute is 5% of an employee’s base salary (3% for the Group RRSP and 2% for the registered and non - registered ESPPs). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Stantec’s US employees are eligible to participate in the Stantec 401(k) Plan. Stantec matches employee contributions at 100% of the first 3% and 50% of the next 2% of the employee’s base salary. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP; Stantec matches these contributions at 0.5% of eligible compensation when the employee contributes 1% and at 1% of eligible compensation when the employee contributes 2% or more. UK Pension Plan UK employees are eligible to participate in a defined contribution pension plan. The plan allows our staff to accumulate funds for income at retirement. Pursuant to the terms of the pension scheme, employees are required to make a minimum contribution of 4.5% of their pensionable salary (defined as their base salary as of April 1 each year). In return, employees receive a standard employer contribution of 6.5% of pensionable salary. In addition, employer contributions are increased nominally to account for age, a 25% match on personal employee contributions, and a 2% match on annual pensionable salary above £50,000 (being the UK Upper Earnings Limit). Employees can elect whether they make contributions to the pension plan through salary exchange, or not. Contributing funds through a salary exchange (a salary sacrifice mechanism in the UK) results in slightly favorable National Insurance (NI) source deductions. All UK employees are eligible to participate in the defined contribution pension scheme as soon as they commence employment, and membership can continue until age 75. Early retirement can be taken from age 55 (increasing to age 57 in 2028). Ms. Schefer is an active member of the Company’s UK defined contribution pension scheme. Below are her accumulated balances as of December 31, 2021 and 2022 (1) . Name Accumulated value at start of year ($) Compensatory ($) (2) Accumulated value at year - end ($) Cath Schefer 1,125,525 77,663 988,595 (1) Ms. Schefer’s pension scheme balance is held in GBP (£). The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.6079. (2) Represents the employer portion of contributions made to Ms. Schefer’s pension fund. There are no above - market or preferential earnings credited to her account. Ms. Schefer’s accumulated year - end balance includes both employee and employer contributions. The reduction in value at year - end is on account of the performance of the underlying investments held in her defined contribution pension account. 2023 Management Information Circular March 20, 2023 59 Stantec Inc.

Service Awards Globally, Stantec’s Service Award program recognizes and celebrates our employees for their valued contributions and sustained commitment to Stantec’s success. All regular full - and part - time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years. Exact awards vary by country. Stock awards are given in North America with Canadian employees receiving a one - time lump - sum contribution of $500 to the employee’s non - registered ESPP for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that. US employees receive the same awards but in US dollars. Performance Graph The following graph compares the total shareholder return for $100 invested in our common shares on the TSX from January 1, 2018 until December 31, 2022 (assuming reinvestment of dividends), to the total return on the S&P/TSX Composite Total Returns Index over the same period. Five Year Cumulative Return on $100 Investment (Assuming Reinvestment of Dividends) 220 200 180 160 140 120 100 80 Stantec 2020 2021 S&P/TSX Composite Total Returns Index 2023 Management Information Circular March 20, 2023 60 Stantec Inc. 2018 2019 2022 Stantec’s five - year total shareholder return has significantly outperformed the S&P/TSX Composite Total Returns Index’s. Further analysis shows that Stantec’s performance modestly lagged the S&P/TSX Composite Index during the first few years of the performance period, but has outpaced the Index since 2020. Stantec’s performance over this period has been largely aligned with executive compensation. That is because a large part of our executives' pay is awarded in the form of long - term incentives that closely track to the value of our common shares. PSUs granted to executives in 2018 and 2019 paid out below target. This was during the period when Stantec’s performance was trailing the S&P/TSX Composite Index. STIP awards were also lower during this time. Recently, however, Stantec’s performance has materially outperformed the S&P/TSX Composite Total Returns Index.

This has generated substantial shareholder value. Correspondingly, our executives’ pay has increased and recent STIP payout levels have been above target. Similarly, the performance multiplier on our PSUs has improved and options have settled in - the - money. If Stantec’s performance continues its current trajectory, shareholders should expect to see healthy returns as our executives see higher realized pay too. The table and graphs below show the target and actual payout levels of our short - and long - term incentives for our CEO over the past five years calculated as of December 31, 2022: Year Base Salary ($) STIP LTIP Target (% of base salary) Target Payout ($) Actual (% of base salary) Actual Payout ($) Target (% of base salary) Grant Date Fair Value ($) (1) PSU Perf. Multiplier (%) (2) Actual/ Estimated Payout ($) (3) 2022 1,250,000 100 1,250,000 190 2,375,000 300 3,750,000 100 4,444,849 2021 1,100,000 100 1,100,000 160 1,760,000 300 3,300,000 128 4,937,355 2020 950,000 100 950,000 120 1,140,000 300 2,850,000 125 5,407,911 2019 850,000 100 850,000 105 892,500 200 1,700,000 89 2,788,458 2018 780,000 100 780,000 90 702,000 200 1,560,000 79 3,405,845 (1) Represents the grant date fair value of the CEO’s LTIP award. In 2018, the LTIP was awarded in the form of PSUs (two - thirds) and stock options (one - third). In 2019 thru 2022, the LTIP was awarded in the form of PSUs (80%) and RSUs (20%). (2) The performance multipliers applied to PSUs granted in 2018 and 2019 are based on actual payout results. The performance multipliers for 2020, 2021, and 2022 are based on the payout expected as a result of Stantec’s performance during the life of the units (calculated as of December 31, 2022). (3) For 2018, represents the aggregate payout value of the CEO’s PSUs and the payout value received upon the exercise of the CEO's stock options. For the purposes of this disclosure, the values of the PSUs for 2018 and 2019 are based on actual payout results. The values of the PSUs for 2020, 2021, and 2022 are based on the Company’s best estimate of the performance multiplier to be applied to the awards as indicated in the table above. The volume weighted average price of Stantec shares for the last 5 trading days of 2022 ($64.29) was used to calculate the value of the PSUs. Our Decision - Making and Approval Process The Corporate Governance and Compensation Committee determines the compensation strategy for executives on behalf of the board and administers executive compensation policies. Based on the strategy, the committee develops compensation objectives; programs are then designed to effectively achieve those objectives. 2023 Management Information Circular March 20, 2023 61 Stantec Inc.

2023 Management Information Circular March 20, 2023 62 Stantec Inc. Annually, the committee reviews and approves the compensation programs available to Company executives as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO — with recommendations and guidance from the committee — and is in keeping with the minimum and maximum awards for the STIP amounts and long - term incentive grants set out in our compensation programs. Independent Advice The Corporate Governance and Compensation Committee has adopted a preapproval policy regarding management’s use of the board’s compensation consultant, Mercer (Canada) Limited. Under the terms of this policy, the committee will • not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board • consider and, if deemed reasonable, preapprove the terms of use of a board consultant by management, including fees and proposed terms of service • allow the purchase of off - the - shelf compensation survey data that does not entail consulting services nor impair the consultant's independence In August 2022, the committee retained Mercer (Canada) Limited to advise it on various compensation matters. Mercer provided a comprehensive benchmarking analysis of our executive compensation program. The table below outlines the fees paid to Mercer for its executive compensation engagement and the fees paid to Mercer and its affiliates for other services provided to the Company. Fees Paid to Mercer (Canada) Limited in 2021 and 2022 Financial Year Executive Compensation - Related Fees ($) All Other Fees ($) (1) 2021 58,540 76,754 2022 44,625 105,766 (1) In 2021 and 2022, management purchased various off - the - shelf compensation data surveys from a corporate affiliate of Mercer (Canada) Limited. These data sets did not involve any consulting services nor did they include any staffing from the board's consultancy team. Fees were incurred in U.S. dollars. The amounts shown above have been converted to Canadian dollars at the 2021 and 2022 average annual exchange rates of 1.2537 and 1.3017, respectively. The 2021 and 2022 figures include fees paid for expatriate tables procured by Stantec’s global mobility team (US$5,900 in 2021; US$5,455 in 2022). Risk Mitigation in Our Compensation Programs As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk - taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. The following components of our executive compensation program mitigates risk: Mix of Fixed and At - Risk Pay • We offer our executives an appropriate mix of fixed and at - risk pay, as well as short - and long - term incentives Balanced Program • We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity - based vehicles • We offer various performance metrics for both STIP and LTIP to support our pay - for - performance philosophy and respond to our shareholders’ expectations

Fixed Limits on Variable Compensation • Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (a cap) to prevent excessive compensation levels • The PSUs in our LTIP program have performance hurdles, and both our PSUs and RSUs have a time - based vesting component Employment Contracts • Our executives have entered into employment agreements that include non - competition and non - solicitation restrictive covenants • These employment agreements have a “double trigger” provision: a termination payment will be made only after a change of control occurs, and following that, the executive (a) is terminated without cause or (b) resigns because of a material diminution in his or her salary, authority, duties, or responsibility or because a material change was made to the geographic location where he or she must perform his or her services • NEOs receive reasonable severance when terminated without cause and no payments when retiring Share Ownership Requirements We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers: Position Title Equity Ownership as a Multiple of Base Salary CEO 5x CFO, COO, CPO, CGIO, CPIO and Executive Vice Presidents 3x Under the CEO and Executive Vice President Share Ownership Policies, each executive must comply with the ownership requirement specified above within five years of his or her appointment to the position. Compliance with each policy is measured using a multiple of the executive’s base salary at the time of appointment to his or her position. If an executive’s base salary increases by more than 20% (cumulatively over the five years) from the salary in effect on the date of his or her appointment to the position, the executive will be required to comply with the applicable policy using the higher salary but will have an additional two years to achieve the share ownership requirement. The table below sets out the following: • The common shares, PSUs, and RSUs held by each NEO . The value of common shares was calculated using the closing price of Stantec shares on December 31 , 2022 ( $ 64 . 88 ) ; the values of PSUs and RSUs were calculated using the volume weighted average price of Stantec shares for the last 5 trading days of 2022 ( $ 64 . 29 ) . • Each NEO’s ownership interest, demonstrating compliance with our policy as of December 31, 2022. • The total amount of equity held by the NEO that is at risk. 2023 Management Information Circular March 20, 2023 63 Stantec Inc.

2023 Management Information Circular March 20, 2023 64 Stantec Inc. Value of Stantec Shares Owned, Base Salary Eligible Controlled, Value of for Testing Value as a Value of or Directed RSUs Held Compliance Multiple of Meeting PSUs Held Total Value Name ($) ($) ($) Base Salary (1) Policy? ($) at Risk ($) (2) Gord Johnston 5,557,751 2,597,200 1,250,000 6.52 Yes 10,388,671 18,543,622 Theresa Jang 1,109,772 756,586 690,000 2.70 In Progress 3,025,891 4,892,249 Stu Lerner 1,424,311 496,111 683,411 2.81 In Progress 1,984,120 3,904,542 Cath Schefer 1,432,486 340,752 546,689 3.24 Yes 1,363,990 3,137,228 Steve Fleck 1,160,768 333,924 550,000 2.72 In Progress 1,334,458 2,829,150 (1) The value of PSUs held by executive officers does not count toward our minimum equity requirements; therefore, these values are not included in this calculation. For our CEO, a minimum of two times base salary must be held in shares, while the remaining requirement can be held in shares and/or RSUs. For our other NEOs, the entire equity requirement can be held in shares or RSUs. (2) The total value at risk for each executive is the value of the NEO’s common shares, PSUs, and RSUs. Share Retention Requirements For one year following retirement from his CEO role, the CEO must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short - term, high - risk decision - making before the CEO departs. Executive Compensation Clawback Policy The board may — at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so — require reimbursement of full or partial compensation from an executive or former executive in the following situations : • Amount of a bonus or incentive compensation was calculated based or contingent on achieving certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements • Amount of the bonus or incentive compensation that would have been awarded to or the profit realized by the executive had the financial results been properly reported was lower than the amount actually awarded or received Anti - Hedging Policy Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments — such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds — that are designed to hedge or offset a decrease in the value of equity securities of the Company.

2023 Management Information Circular March 20, 2023 65 Stantec Inc. 2022 Compensation Details Summary Compensation Table for Named Executive Officers The following table summarizes the compensation for our CEO, CFO, and the next three most highly compensated executive officers, collectively referred to as our named executive officers (NEOs). Stu Lerner resides in the United States and was paid in US dollars (USD). Cath Schefer resides in the United Kingdom and was paid in British pound sterling (GBP). All other NEOs reside in Canada and are paid in Canadian dollars (CAD). In the table below, all amounts are stated in Canadian dollars. For Mr. Lerner’s compensation, the Canadian dollar equivalents are based on the average annual USD to CAD currency exchange rate, which was $1.3017 in 2022, $1.2537 in 2021, and $1.3412 in 2020. For Ms. Schefer’s compensation, the Canadian dollar equivalents are based on the average annual GBP to CAD currency exchange rate, which was $1.6079 in 2022, $1.7243 in 2021, and $1.7200 in 2020. Name and Principal Position Year Salary ($) (1) Compensation ($) Compensation ($) Value ($) All Other Long - Term Non - Equity Incentive Plan Pension Compensation ($) (2) Total Compensation ($) Share - Based Awards (3) Option - Based Awards Annual Incentive Plan Long - Term Incentive Plans Gord Johnston 2022 1,250,010 3,749,982 — 2,375,000 — — 192,698 7,567,690 President & CEO 2021 1,100,016 3,300,003 — 1,760,000 — — 140,433 6,300,452 2020 931,548 2,849,952 — 1,140,000 — — 107,320 5,028,820 Theresa Jang 2022 690,009 1,035,010 — 845,250 — — 68,628 2,638,897 Executive Vice 2021 650,013 974,981 — 728,000 — — 39,914 2,392,908 President & CFO 2020 562,331 862,512 — 483,000 — — 30,605 1,938,448 Stu Lerner 2022 683,411 814,557 — 765,400 — — 32,009 2,295,377 Executive Vice 2021 582,977 676,784 — 550,907 — — 38,805 1,849,473 President & COO 2020 511,670 434,364 — 439,377 — — 42,032 1,427,443 (North America) Cath Schefer 2022 546,689 430,550 — 554,886 — 77,663 25,056 1,634,844 Executive Vice 2021 560,896 488,266 — 529,576 — 61,918 25,604 1,666,260 President & COO 2020 492,185 414,582 — 433,440 — 50,466 24,168 1,414,841 (Global) — — Steve Fleck 2022 565,014 451,969 — 573,475 — — 64,470 1,654,928 Executive Vice 2021 550,017 440,000 — 519,750 — — 44,272 1,554,039 President & CPO 2020 461,819 375,984 — 394,800 — — 36,808 1,269,411 (1) Because of payroll cut - off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year’s salary. In 2020, all NEOs agreed to a 10% base salary reduction for a six - month period in response to economic disruption caused by the COVID - 19 pandemic. (2) Represents the value of additional performance share units (PSUs) and restricted share units (RSUs) credited to each NEO to account for the issuance of dividend equivalent rights on their total unit holdings, payments made to the NEO’s registered retirement savings plan and Employee Share Purchase Plan, and payments for Milestone Service Awards. Ms. Schefer’s value includes a car allowance of £6,360 per annum. (3) In 2022 , 2021 , and 2020 , NEOs received their share - based awards in the form of PSUs ( 80% ) and RSUs ( 20% ) . Values stated for 2022 represent the grant date fair value of the PSUs and RSUs granted on May 16 , 2022 , at a price of $ 54 . 50 , representing the closing price of Stantec’s shares on the TSX on the day before the grant date .

2023 Management Information Circular March 20, 2023 66 Stantec Inc. Outstanding Option - and Share - Based Awards The following table summarizes all option - and share - based awards outstanding for each NEO as at December 31, 2022. Option - Based Awards Share - Based Awards Name Number of Securities Underlying Unexercised Options (#) Option Exercise Price ( $ ) Option Expiration Date Value of Total Unexercised In - the - Money Options (1) ( $ ) Number of Shares or Units of Shares That Have Not Vested (#) Market or Payout Value of Share - Based Awards That Have Not Vested ($) (2) Market or Payout Value of Vested Share - Based Awards Not Paid Out or Distributed ($) Gord Johnston — — — — 201,989 14,790,115 — Theresa Jang — — — — 58,835 4,322,173 — Stu Lerner 11,540 32.98 May 15, 2023 368,126 38,579 2,802,295 — Cath Schefer 10,095 32.98 May 15, 2023 322,031 26,516 1,956,746 — Steve Fleck — — — — 25,951 1,907,735 — (1) The closing price of Stantec shares of $64.88 as of December 31, 2022, was used to calculate the aggregate value. (2) Represents the value of PSUs and RSUs awarded to the NEOs in 2020, 2021, and 2022. PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 125% was applied to PSUs granted in 2020, a multiplier of 128% was applied to PSUs granted in 2021, and a multiplier of 100% was applied to PSUs granted in 2022). The number of PSUs that actually vest and pay out is dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. The volume weighted average price of Stantec shares for the last 5 trading days of 2022 ($64.29) was used to calculate the value of the PSUs and RSUs. Incentive Plan Awards — Value Vested or Earned during the Year The following table summarizes the value of all option - and share - based awards that vested during 2022, along with the STIP awards (non - equity incentive plan compensation) earned during 2022: Name Option - Based Awards — Value Vested during the Year ($) (1) Share - Based Awards — Value Vested during the Year ($) (2) Non - Equity Incentive Plan Compensation Value Earned during the Year ($) Gord Johnston 0 2,788,458 2,375,000 Theresa Jang 0 623,302 845,250 Stu Lerner (3) 0 359,022 765,400 Cath Schefer (3) 0 393,767 554,886 Steve Fleck 0 583,936 573,475 (1) Stantec discontinued issuing stock options in 2019. Accordingly, no option - based awards vested in 2022. (2) Represents the value of PSUs and RSUs issued as part of our NEOs' 2019 compensation that vested and paid out in 2022. (3) Mr. Lerner is paid in USD; Ms. Schefer is paid in GBP. Mr. Lerner and Ms. Schefer’s non - equity incentive plan compensation values earned during 2022 were converted into Canadian dollars using the average annual exchange rate of CAD to USD and GBP of 1.3017 and 1.6079, respectively.

Gains Realized through Options Exercised in 2021 and 2022 The table below shows the value of gains realized for NEOs following the exercise of stock options in 2021 and 2022: 2021 ($) (1) 2022 ($) (1) Gord Johnston 1,867,243 0 Theresa Jang 0 0 Stu Lerner 283,946 256,669 Cath Schefer (2) 413,614 0 Steve Fleck 648,775 0 (1) Represents the actual gain realized on the exercise of options. The gain reflects the difference between the exercise price and strike price on the date of exercise. (2) Gains realized reflect the value of gains realized following the exercise of share appreciation rights (SARs). Equity Compensation Plan Information The following table sets forth as at December 31, 2022, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of the outstanding options, and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2022, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular. Plan Category Number of Securities to be Issued upon Exercise of Outstanding Options (a) (#) Weighted Average Exercise Price of Outstanding Options (b) ($) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#) (1) Equity compensation plans approved by security holders 281,061 32.98 4,131,652 (1) This number is equal to the maximum number of Stantec options authorized to be issued under Stantec’s LTIP (8,550,728), less the 281,061 options issued and outstanding under the plan as at December 31, 2022, and less 4,138,015 options exercised. 2023 Management Information Circular March 20, 2023 67 Stantec Inc. Employment Agreements Employment Agreements Stantec has a written employment agreement with each NEO. The terms and conditions are competitive and reflect the compensation and risk management measures described elsewhere in this circular. Non - Competition and Non - Solicitation All employment agreements include non - competition or non - solicitation covenants of varying scope and duration. Mr. Johnston’s agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec’s business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Ms. Jang’s, Mr. Lerner’s, Ms. Schefer’s, and Mr. Fleck’s agreements restrict them from soliciting Stantec staff or clients for one year following the termination of their employment. Confidentiality Each employment agreement contains a confidentiality covenant that applies indefinitely . Following the termination of a NEO’s employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company . All information remains confidential, and NEOs are prohibited from using the information in a manner that is detrimental to the Company’s interests .

The following table summarizes the restrictive covenants mentioned previously: Executive Non - Competition Non - Solicitation of Staff and Clients Confidentiality Covenant Gord Johnston 2 years after departure 2 years after departure Indefinitely after departure Theresa Jang None 1 year after departure Indefinitely after departure Stu Lerner None 1 year after departure Indefinitely after departure Cath Schefer None 1 year after departure Indefinitely after departure Steve Fleck None 1 year after departure Indefinitely after departure severance payment (described below) severance payment (described below) None other than what None other than what None may be calculated in the may be calculated in the Name Resignation Short - Term Incentive None Vested Stock Options 90 days of resignation date; options remaining unexercised after that date are cancelled 90 days of termination date; options remaining unexercised after that date are cancelled 90 days of termination date; options remaining unexercised after that date are cancelled Must be exercised within Must be exercised within Must be exercised within Remain outstanding and exercisable in accordance with the original life of the option Unvested Stock Options Cancelled Cancelled All options immediately vest and must be of termination date; options remaining unexercised after that date are cancelled Remain outstanding and vest in accordance with exercised within 90 days their original vesting schedule Restricted Share Units (RSUs) Cancelled Cancelled All RSUs immediately vest and are paid out within two and one - half (2 ½) months following the termination date Remain outstanding and vest in accordance with their original vesting schedule Performance Share Units (PSUs) Cancelled Cancelled All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date Remain outstanding, vest and pay out in accordance with the performance objectives actually achieved during the life of the unit on the settlement date originally scheduled Other Benefits, including None other than payout the Group RRSP and of vested benefits the ESPP None other than payout of vested benefits None other than payout of vested benefits None other than payout of vested benefits Termination without Cause Clawback Policy and Equity Ownership Requirements Each employment agreement includes an obligation on the executive’s part to comply with Stantec’s CEO or Executive Vice President Share Ownership Policy, as applicable, and an acknowledgement and agreement to adhere to the Company’s Executive Compensation Clawback Policy. Benefits on Termination and Change of Control The following table summarizes the payments due to each NEO upon termination of employment or upon a change of control followed by a termination of employment without cause or a resignation by the executive for good reason. Benefits on Termination and Change of Control for Our NEOs Change of Control and “Double Trigger” Conditions Fulfilled (1) Retirement (2) 2023 Management Information Circular March 20, 2023 68 Stantec Inc.

Severance Payment None Unpaid salary earned to the termination date, together with a payment equal to • Two times (2x) the annual base salary existing as at the termination date, plus • Two times (2x) the CEO’s Historical STI Amount (3) in the case of the CEO . For all other NEOs, the payment is • One times (1x) the annual base salary existing as at the termination date, plus • One times (1x) the NEO’s Historical STI Amount Unpaid salary earned to None the termination date, together with a payment equal to • Two times (2x) the annual base salary existing as at the termination date, plus • Two times (2x) the CEO’s Historical STI Amount (3) in the case of the CEO . For all other NEOs, the payment is One times (1x) the annual base salary existing as at the termination date, plus One times (1x) the NEO’s Historical STI Amount Name Resignation Termination without Cause Change of Control and “Double Trigger” Conditions Fulfilled (1) Retirement (2) (1) The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) the executive’s employment is terminated without cause or (b) the executive terminates his or her employment with good reason. For the purpose of each executive’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of each executive’s employment agreement, “good reason” means the executive’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the executive must perform his or her services. (2) Retirement means a termination of employment after attaining age 60 with at least 10 years of service with the Company, if mutually agreed by the executive and the Company. (3) For the purpose of each executive’s employment agreement, “Historical STI Amount” means the average amount of the last three short - term incentive cash payments paid to the executive. In the case of Ms. Schefer, the “Historical STI Amount” means the greater of: (a) the average amount of the last three short - term incentive cash payments paid to her, and (b) her current STI Target (being 70% of base salary). 2023 Management Information Circular March 20, 2023 69 Stantec Inc. Termination Payment Calculation The following table presents the incremental payments we would have to make to each NEO if a triggering event — a termination without cause or a change of control payment trigger — occurred on the last business day of Stantec’s most recently completed fiscal year, in this case, 2022 : Name Termination Payout on a Without - Cause Termination ($) Termination Payout on a Change in Control ($) Gord Johnston 5,028,353 5,028,353 Theresa Jang 1,210,050 1,210,050 Stu Lerner 1,076,969 1,076,969 Cath Schefer 929,369 929,369 Steve Fleck 978,889 978,889 (1) On a termination without cause or a termination following a change of control (assuming double - trigger conditions are satisfied), all unvested long - term incentives (RSUs and PSUs) are forfeited. The amounts in the table above reflect the severance payment required in the event of a termination without cause or change of control with a double - trigger event.

2023 Management Information Circular March 20, 2023 70 Stantec Inc. Additional Information Currency Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars. Interest of Certain Persons in Matters to be Acted On To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted on at the meeting. Interest of Management and Others in Material Transactions To our knowledge, none of our: (i) directors or executive officers, (ii) shareholders of the Company that beneficially own, or control or direct, directly or indirectly, more than 10% of the Company's outstanding voting securities, or (iii) any associate or affiliate of persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. 2023/2024 Shareholder Proposals Shareholder proposals must be submitted after December 13, 2023, and no later than February 11, 2024 to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2024 annual meeting of shareholders. Continuous Disclosure To obtain copies of this circular, our Annual Information Form for the year ended December 31 , 2022 , or our Annual Report (which includes our Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31 , 2022 , do one of the following : • Go to the Company’s website at stantec.com and print copies • Request mailed copies from the corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4 • To request the Interim Financial Statements, the Management's Discussion and Analysis and/or Annual Financial Statements to be sent to you by mail, please register online at www.computershare.com/mailinglist or complete the request form posted on stantec.com You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at sedar.com or EDGAR at sec.gov. Financial information for Stantec is provided in the Management’s Discussion and Analysis and Consolidated Financial Statements (both found in our Annual Report) for the year ended December 31, 2022. Shareholder Feedback Stantec maintains a comprehensive investor communications program . We welcome comments and feedback from shareholders and invite you to comment using the following contact information : Investor Relations Telephone: 780 - 917 - 7000 Email: ir@stantec.com

General Inquiries Stantec Inc. Suite 400, 10220 – 103 Avenue NW Edmonton, Alberta T5J 0K4 Canada Telephone: 780 - 917 - 7000 Fax: 780 - 917 - 7069 stantec.com Directors’ Approval Our board of directors has approved the contents of this circular and the distribution of this circular to our shareholders. Paul J. D. Alpern Senior Vice President, Secretary and General Counsel 2023 Management Information Circular March 20, 2023 71 Stantec Inc.

2023 Management Information Circular March 20, 2023 72 Stantec Inc. Schedule A Overview of Stantec’s Long - Term Incentive Plan Shares Authorized for Issuance under the Plan Stantec’s long - term incentive plan (the Stantec LTIP) authorizes up to a maximum of 8 , 550 , 728 of the Company’s common shares (representing 7 . 7 % of our issued and outstanding shares as of March 20 , 2023 ) to be granted as awards to employees of Stantec and its subsidiaries under the plan . The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares; shares acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery; or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient. The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following: • No more than an aggregate of 1,000,000 shares (representing 0.90% of our issued and outstanding shares as of March 20, 2023) may be made the subject of performance share units or restricted share units • The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of Section 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year • The number of shares issuable to insiders — on an aggregate basis, at any time, and under all security - based compensation arrangements of the Company — must not exceed 10% of the Company’s issued and outstanding shares • The number of shares issued to insiders — on an aggregate basis, at any time, and within any one - year period, under all security - based compensation arrangements of the Company — must not exceed 10% of the Company’s issued and outstanding shares If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, on settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP. Administration of the Plan The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non - employee director (within the meaning of Securities and Exchange Commission Rule 16b - 3). The committee determines who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non - material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers. Plan Amendments The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include

2023 Management Information Circular March 20, 2023 73 Stantec Inc. • Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange • Making amendments of a “housekeeping” nature • Changing the vesting provision of the Stantec LTIP or any award • Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award • Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve • Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted • Changing the process by which an award recipient who wishes to exercise an award may do so No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include • Increasing the maximum number of shares that may be made the subject of awards under the Stantec LTIP • Making any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means • Increasing the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant • Extending the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP • Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve • Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes • Changing who is eligible to receive awards under the Stantec LTIP • Making any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations. Award Adjustments The committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including a change in value in the case of a spin - off, dividend, or other distribution in respect of shares) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP. Such adjustments may be made to any of the following:

• Maximum number and class of shares or other securities with respect to which awards may be granted • Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year • Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable • Performance objectives Award Vehicles Available under the Plan Summary of Available Vehicles Under the Stantec LTIP, the Company can issue five vehicles, which are briefly described in the table below: Name of Vehicle Description of Vehicle Options This vehicle gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date. Share Appreciation Rights (SARs) SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as are covered by the option and is subject to the same terms and conditions. A recipient can choose to either (1) exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or (2) surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares. Dividend Equivalent Rights This vehicle gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares . A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option . Restricted Share Units (RSUs) An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU on meeting the applicable vesting criteria. (The fair market value of an RSU is equal to the 5 - day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date.) Performance Share Units (PSUs) A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria gives the recipient the right to receive payment equal to either (1) the 5 - day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date or (2) a percentage of the VWAP of the shares on the applicable date, based on attaining performance objectives ranging from 0% to 200% of the value. For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date. Awards granted under the Stantec LTIP are generally non - transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf. Performance Objectives Under the Stantec LTIP, the committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of the following: • Earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these • Other than with respect to Section 162(m) awards, any other metric approved by the committee 2023 Management Information Circular March 20, 2023 74 Stantec Inc.

2023 Management Information Circular March 20, 2023 75 Stantec Inc. The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these. Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications are permitted to the extent it would cause a Section 162(m) award to be non - deductible under the provisions of the U.S. Internal Revenue Code. Details of Each Award Vehicle Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP. Options The Stantec LTIP provides for incentive stock options, as defined under Section 424 of the U.S. Internal Revenue Code, and for nonqualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date. The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, or bank draft, or by tender of other property acceptable to the committee. The committee has the discretion to establish a cashless exercise procedure for the exercise of options. The committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The committee may accelerate the exercisability of an option at any time. The committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option. Share Appreciation Rights Share appreciation rights (SARs) under the Stantec LTIP are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised . If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares . When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares for which the SAR is being exercised. At the time of the grant, the committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash.

2023 Management Information Circular March 20, 2023 76 Stantec Inc. Dividend Equivalent Rights Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates. Payments may be made in cash, common shares, or a combination of cash and common shares. If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of that dividend equivalent right may not be contingent on or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation. Restricted Share Units Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the VWAP of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent on such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs. The committee may provide for the settlement of the RSUs in cash, in shares (at the fair market value), or a combination of cash and shares. The committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU. Performance Share Units Performance share units (PSUs) are similar to RSUs and are made contingent on such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares; and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the VWAP of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event will the maximum payment value exceed 200% of the fair market value of a share on the applicable date. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the committee may provide a limitation on the amount payable in respect of each PSU. Effect of Termination of Employment on Awards The Stantec LTIP contains provisions concerning the treatment of awards on termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient.

2023 Management Information Circular March 20, 2023 77 Stantec Inc. Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following termination, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR). Exceptions to the above treatment of awards on termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement. Treatment on Death • Options and SARs – These become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR) • Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement • Outstanding Performance Awards – These remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company Treatment on Disability • Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award • Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement • Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company Treatment on Retirement “Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement. • Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award • Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement • Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

2023 Management Information Circular March 20, 2023 78 Stantec Inc. Treatment on Termination following a Change in Control (Double Trigger) If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows: • Options and SARs – These become immediately exercisable as of the termination date • Unvested RSUs – These become fully vested as of the termination date and will be settled as described in the award agreement • Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date Effect of Certain Transactions If the Company is involved in a liquidation, dissolution, merger, or consolidation, or in an acquisition of all issued and outstanding shares of the Company by any person (unless such acquisition is a non - control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place. If a change of control is a Transaction (as described above) and if outstanding awards are not assumed, substituted, or otherwise dealt with in the applicable Transaction agreement (as described above), then the recipient’s outstanding awards will be treated as follows when a change in control occurs: • Options and SARs – These become immediately exercisable • Unvested RSUs – These become fully vested and settled in accordance with the terms of the award agreement • Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the change of control Additional Plan Terms The following is a summary of certain additional terms and conditions set out in the Stantec LTIP: Misconduct If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise. Executive Compensation Clawback Policy All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company.

2023 Management Information Circular March 20, 2023 79 Stantec Inc. Taxes and Multiple Jurisdictions The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on terms and conditions different from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

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